++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+This prospectus supplement relates to an effective registration statement     +
+under the Securities Act of 1933. The information in this prospectus          +
+supplement is not complete and may be changed. We will deliver to purchasers + +of these securities a final prospectus supplement and prospectus. We are not + +using this prospectus supplement and the prospectus to offer to sell these + +securities or to solicit offers to buy these securities in any place where +
+the offer or sale is not permitted.                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                Filed pursuant to Rule 424(B)(5)
                                                          SEC File No. 333-77619


                   SUBJECT TO COMPLETION, DATED JUNE 4, 1999

PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 11, 1999)

                                9,000,000 Shares

                    [LOGO OF VINTAGE PETROLEUM APPEARS HERE]

                            Vintage Petroleum, Inc.

                                  Common Stock
                                 $    per share

                                   --------

  Vintage Petroleum, Inc. is selling 9,000,000 shares of its common stock. The underwriters named in this prospectus supplement may purchase up to 1,350,000 additional shares of common stock from Vintage under certain circumstances.

  The common stock is listed on the New York Stock Exchange under the symbol "VPI." The last reported sale price of the common stock on the New York Stock Exchange on June 4, 1999, was $11.8125 per share.

                                   --------

  Investing in the common stock involves certain risks. See "Risk Factors" beginning on page S-12 in this prospectus supplement.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                       Per Share   Total
                                       --------- ---------
Public Offering Price                  $         $
Underwriting Discount                  $         $
Proceeds to Vintage (before expenses)  $         $

  The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about       ,
1999.

                                   --------

Salomon Smith Barney
        Warburg Dillon Read LLC
                 Morgan Stanley Dean Witter
                         Banc of America Securities LLC
                                                      Jefferies & Company, Inc.

       , 1999

   You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

                                 ------------
                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Certain Definitions...................................................... S-2
Prospectus Summary....................................................... S-3
Risk Factors............................................................. S-12
Forward-Looking Statements............................................... S-19
Use of Proceeds.......................................................... S-20
Capitalization........................................................... S-21
Price Range of Common Stock and Dividends................................ S-22
Pending Acquisition...................................................... S-23
United States Federal Tax Consequences to Non-U.S. Holders of Common
 Stock................................................................... S-24
Underwriting............................................................. S-27
Legal Opinions........................................................... S-28
Experts.................................................................. S-28
                                  Prospectus
About This Prospectus....................................................    3
Where You Can Find More Information......................................    3
The Company..............................................................    4
The Trust................................................................    4
Ratio of Earnings to Fixed Charges.......................................    5
Use of Proceeds..........................................................    5
Description of Debt Securities...........................................    6
Description of Junior Subordinated Debt Securities.......................   18
Description of Preferred Stock...........................................   26
Description of Depositary Shares.........................................   26
Description of Common Stock..............................................   29
Description of Preferred Securities......................................   31
Description of Guarantee.................................................   33
Plan of Distribution.....................................................   37
Legal Opinions...........................................................   39
Experts..................................................................   39

                              CERTAIN DEFINITIONS

   As used in this prospectus supplement, "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MBbls" means thousand barrels, "MMBbls" means million barrels, "BOE" means equivalent barrels of oil, "MBOE" means thousand equivalent barrels of oil and "MMBOE" means million equivalent barrels of oil.

   Unless otherwise indicated in this prospectus supplement, gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60(degrees) Fahrenheit. Equivalent barrels of oil are determined using the ratio of six Mcf of gas to one Bbl of oil.

   The term "gross" refers to the total acres or wells in which we have a working interest, and "net" refers to gross acres or wells multiplied by the percentage working interest owned by us. "Net production" means production that is owned by us less royalties and production due others. The terms "net" and "net production" include 100 percent of our subsidiary Cadipsa S.A. and do not reflect reductions for minority interest ownership.

   The term "oil" includes crude oil, condensate and natural gas liquids.

   "Finding cost" means an amount per BOE equal to the sum of all costs incurred relating to oil and gas property acquisition, exploration and development activities divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases.

                               PROSPECTUS SUMMARY

   The following summary highlights selected information from this prospectus supplement and the accompanying prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, the accompanying prospectus and the documents to which we have referred you. Unless otherwise indicated, all information in this prospectus supplement and the accompanying prospectus relating to our capital stock has been adjusted to reflect a two-for-one common stock split effected on October 7, 1997. Certain terms used in this prospectus supplement and the accompanying prospectus are defined under the section "Certain Definitions."

                                  The Company

   We are an independent oil and gas company engaged in the development, exploitation, exploration, acquisition and production of oil and natural gas. We are focused on the acquisition of producing oil and gas properties which contain the potential for increased value through exploitation and development. Through our experienced management and engineering staff, we have been successful in increasing the values of prior acquisitions by restoring or increasing production of producing wells, adding production from new formations in existing wells, instituting enhanced recovery operations, reducing operating costs and drilling development wells. We believe that our primary strengths are our ability to add reserves at attractive prices and our low cost operating structure.

   At March 31, 1999, we owned and operated producing properties in 13 states, with our domestic proved reserves located primarily in four core areas: the West Coast, Gulf Coast, East Texas and Mid-Continent areas of the United States. During 1998, we acquired additional producing properties in California and Texas. Internationally, we established a new core area in 1995 by acquiring 12 oil concessions, all of which are currently producing and operated by us, in the south flank of the San Jorge Basin of southern Argentina. In 1996, we expanded our South American operations into Bolivia through the acquisition of Vintage Petroleum Boliviana, Ltd. (formerly Shamrock Ventures (Boliviana) Ltd.) which owns and operates three blocks covering approximately 570,000 acres in the Chaco Plains area of southern Bolivia. During 1997, we enhanced our operations in Bolivia by obtaining the concession rights to the Naranjillos concession located in the Santa Cruz Province. In November 1998, we purchased, through a wholly-owned subsidiary, a subsidiary of Elf Aquitaine which operates through a branch in Ecuador. This subsidiary currently has producing properties in the Oriente Basin which it operates and provides us with substantial undeveloped acreage which we believe has significant exploration potential.

   As of December 31, 1998, we owned interests in 4,495 gross (2,398 net) producing wells in the United States, of which approximately 80 percent are operated by us, 712 gross (696 net) producing wells in Argentina, of which approximately 97 percent are operated by us, 4 gross (3 net) producing wells in Bolivia, 100 percent of which are operated by us and 5 gross (2 net) producing wells in Ecuador, 100 percent of which are operated by us. As of December 31, 1998, our properties had proved reserves of 298.9 MMBOE, comprised of 164.5 MMBbls of oil and 806.8 Bcf of gas, with a present value of estimated future net revenues before income taxes (utilizing a 10 percent discount rate) of $703 million and a standardized measure of discounted future net cash flows of $648 million, based on a historically low year-end oil market price of $12.05 per Bbl and a year-end gas market price of $2.14 per Mcf. If year-end 1998 oil and gas market prices had been at the same levels as year-end 1997 prices (oil price of $18.34 per Bbl and gas price of $2.68 per Mcf), our proved reserves would have been 49.0 MMBOE higher at December 31, 1998, or 347.9 MMBOE, with a present value of $1.5 billion and a standardized measure of $1.3 billion.

   The significant decrease in oil prices realized during 1998 for our oil production, which accounted for approximately 68 percent of our total production for 1998, has resulted in losses and a significant reduction in our cash flow compared to 1997. To the extent low oil prices are realized, our earnings and cash flow from operations will continue to be adversely impacted. Lower prices are likely to also result in decreased future earnings or losses resulting from higher depreciation, depletion and amortization expense due to lower reserves.

   Our principal office is located at 4200 One Williams Center, Tulsa, Oklahoma 74172, and our telephone number is (918) 592-0101.

Business Strategy

   Our overall goal is to maximize our value through profitable growth in our oil and gas reserves and production. We have been successful at achieving this goal through our ongoing strategy of:

  . acquiring producing oil and gas properties with significant upside potential at favorable prices;

  . focusing on exploitation, development and exploration activities to maximize production and ultimate reserve recovery;

  . exploring non-producing properties;

  . maintaining a low cost operating structure; and

  . maintaining financial flexibility.

   Key elements of our strategy include:

  . Acquisitions of Producing Properties. We have an experienced management and engineering team which focuses on acquisitions of operated producing properties that meet our selection criteria which include:

    . significant potential for increasing reserves and production through exploitation, development and exploration;

    . attractive purchase price; and

    . opportunities for improved operating efficiency.

    Our emphasis on property acquisitions reflects our belief that continuing consolidation and restructuring activities on the part of major integrated and large independent oil companies has afforded in recent years, and should afford in the future, attractive opportunities to purchase domestic and international producing properties. This acquisition strategy has allowed us to rapidly grow our reserves at favorable acquisition prices. From January 1, 1996, through December 31, 1998, we acquired 119.2 MMBOE of proved oil and gas reserves at an average acquisition cost of $2.82 per BOE. We replaced through acquisitions approximately 1.9 times our production of 64.2 MMBOE during the same period. We are continually identifying and evaluating acquisition opportunities, including acquisitions that would be significantly larger than those consummated to date by us. We cannot assure you that any such acquisitions will be successfully consummated.

  . Exploitation and Development. We pursue workovers, recompletions, secondary recovery operations and other production optimization techniques on our properties, as well as development and infill drilling, to offset normal production declines and replace our annual production. From January 1, 1996, through December 31, 1998, we spent approximately $277.5 million on exploitation and development activities. During this period, our recompletion and workover activities resulted in improved production or operating efficiencies in approximately 75 percent of these operations. As a result of all of our exploitation activities, including development and infill drilling, during the three-year period ended December 31, 1998, we succeeded in adding 54.1 MMBOE to proved reserves, replacing approximately 84 percent of production during this period. However, year-end 1998 oil and gas prices, which were much lower than year-end 1997 prices, reduced reserves 49.0 MMBOE, resulting in net upward revisions for the three years ended December 31, 1998, of 5.1 MMBOE. We have an extensive inventory of exploitation and development opportunities including identified projects which represent an inventory of over 10 years at 1998 activity levels. We anticipate reduced spending of approximately $17 million in 1999 on exploitation and development projects, primarily in the United States.

  . Exploration. Our overall exploration strategy balances high potential international prospects with lower risk drilling in known formations in the United States and Argentina. This prospect mix and our practice of risk-sharing with industry partners is intended to lower the incidence and costs of dry holes. We make extensive use of geophysical studies, including 3-D seismic, which further reduces the cost by increasing the success of our exploration program. From January 1, 1996, through December 31, 1998, we spent approximately $128.2 million on exploration activities, including the drilling of 70 gross (39.37 net) exploration wells, of which approximately 57 percent gross (66 percent net) were productive. These exploration activities added approximately 40.5 MMBOE to proved reserves and replaced approximately 63 percent of production during the period. Our exploration activities in 1998 were focused on our core areas in the United States and Argentina as well as in Bolivia. We anticipate spending approximately $39 million during 1999 on exploration projects, primarily in the United States and Bolivia.

  . Low Cost Structure. We are an efficient operator and capitalize on our low cost structure in evaluating acquisition opportunities. We generally achieve substantial reductions in labor and other field level costs from those experienced by the previous operators. In addition, we target acquisition candidates which are located in our core areas and provide opportunities for cost efficiencies through consolidation with our other operations. The lower cost structure has generally allowed us to substantially improve the cash flow of newly acquired properties.

  . Financial Flexibility. We are committed to maintaining financial flexibility, which management believes is important for the successful execution of our acquisition, exploitation and exploration strategy. In conjunction with the purchase of substantial oil and gas assets in 1990, 1992 and 1995, we completed three public equity offerings, as well as a public debt offering in 1995. We also successfully completed simultaneous public debt and equity offerings in February 1997 and the offering of senior subordinated notes in January 1999 under Rule 144A. These seven offerings provided us with aggregate net proceeds of approximately $561 million. The unused portion of our revolving credit facility as of June 3, 1999, was approximately $107 million.

Pending Acquisition

   In June 1999, we entered into a definitive purchase and sale agreement with Total Austral S.A. to acquire its undivided 70 percent operating interest (effective 61.6 percent net revenue interest) in the El Huemul-Koluel Kaike concession (the "El Huemul Properties") located in Santa Cruz Province, Argentina, which Total currently operates (the "Total Acquisition"). Total's ownership interest in the concession is through a joint venture agreement. The acquisition will be effective January 1, 1999, with an expected closing date of June 30, 1999. We cannot assure you that this acquisition will close.

   The purchase price for the Total Acquisition is $93 million in cash, with $80 million payable at closing, adjusted for net cash flow from the effective date until closing, and the remaining $13 million payable on or before December 31, 1999. The purchase and sale agreement contains certain conditions precedent to closing, including obtaining from the owner of the remaining 30 percent operating interest in the El Huemul Properties (the "Joint Venture Partner") (i) its consent to the transfer of Total's interest in the joint venture agreement; (ii) a waiver of its preferential right to purchase Total's interest in the joint venture agreement; and (iii) its consent to allow us to succeed as operator of the El Huemul Properties.

   We are currently pursuing the purchase of the Joint Venture Partner's interest in the joint venture agreement as well as its concession rights to the El Huemul Properties. However, our efforts may not be successful.

   The El Huemul Properties cover approximately 150,000 gross acres and are located adjacent to our existing operated concessions in the Santa Cruz Province. The El Huemul Properties are similar to our existing properties in this basin and are characterized by mature fields having stable production decline trends, similar geological formations and production zones, established waterflood potential and exploration and exploitation upside potential. Because of these similarities, we believe that the exploitation and exploration success we have experienced in our current Argentine operations, including development drilling, workover and recompletion techniques, secondary recovery projects and exploratory drilling, will be available in the El Huemul Properties as well. We estimate that the El Huemul Properties have proved exploitation potential through adding new non-producing behind pipe zones in 107 wells, expanding upon the 13 waterflood areas, and infill or extensional drilling of up to 66 new wells. In addition, we have identified non-proved opportunities within the concession that include behind pipe zones in 117 wells, installing up to 18 additional waterflood areas and 50 additional drilling locations. There is also exploration potential that we identified through a thorough review of 3-D seismic provided during the evaluation process.

   Proved reserves for the El Huemul Properties as of July 1, 1999, as estimated by Netherland, Sewell & Associates, Inc., using a NYMEX reference oil price of $17.32 per Bbl and an average gas price of $1.02 per Mcf, are 44.7 MMBbls (31.3 MMBbls net to Total) of oil and 81.1 Bcf (56.8 Bcf net to Total) of gas, or 58.2 MMBOE (40.7 MMBOE net to Total). The present value of the estimated future net revenues before income taxes (utilizing a 10 percent discount rate) is $233.3 million ($163.3 million net to Total). We estimate that the purchase price for the Total Acquisition will be approximately $89.1 million after closing adjustments consisting of (i) a reduction for revenues less direct operating expenses of approximately $8.2 million from the effective date to the anticipated closing date, and (ii) an increase for other adjustments of approximately $4.3 million. This results in an acquisition cost of $2.19 per BOE. Current daily production, net of royalties, is approximately 9,400 Bbls (6,580 Bbls net to Total) of oil and 19,000 Mcf (13,300 Mcf net to Total) of gas, or 12,567 BOE (8,797 BOE net to Total), from 462 active producing wells. The realized oil price for the production, net of transportation and selling expenses, currently averages approximately $3.30 per barrel below the NYMEX reference price. Realized prices for the gas production are currently averaging approximately $1.00 per Mcf. We anticipate that we will be able to reduce operating costs on the El Huemul Properties to a level consistent with our historical operating costs in Argentina by combining certain aspects of the operations with those of our nearby existing properties. We anticipate no significant additions to our overhead costs.

                                  The Offering

Common stock offered....................... 9,000,000 shares
Common stock to be outstanding
 after this offering....................... 62,107,066 shares(1)
Use of proceeds............................ To fund the pending Total Acquisition discussed above under the section "Pending
                                            Acquisition."
New York Stock Exchange Symbol............. VPI

--------
(1) Does not include 1,350,000 shares of common stock that may be sold by us upon exercise of the underwriters' over-allotment option and 4,664,142 shares of common stock reserved for issuance pursuant to outstanding stock options.

                                  Risk Factors

   You should consider carefully the "Risk Factors" beginning on page S-12 of this prospectus supplement before making an investment in the common stock.

                           Summary Financial Data(a)

   The following table presents a summary of our financial information for the periods indicated. It should be read in conjunction with our consolidated financial statements and related notes and the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," incorporated by reference in the accompanying prospectus. The summary financial information as of and for the three months ended March 31, 1998 and 1999, is unaudited.

                                                                              Three Months Ended
                                     Years Ended December 31,                      March 31,
                          --------------------------------------------------  --------------------
                          1994(b)   1995(b)   1996(b)   1997(b)      1998     1998(b)      1999
                          --------  --------  --------  --------  ----------  --------  ----------
                                       (In thousands, except per share amounts)
Income Statement Data:
Revenues:
 Oil and gas sales......  $141,357  $160,254  $258,368  $355,113  $  266,661  $ 72,647  $   53,494
 Oil and gas gathering..    14,635    12,380    20,508    18,063       7,741     2,679       1,580
 Gas marketing..........    27,285    20,912    31,920    45,981      54,108    14,255      10,318
 Other income
  (expense).............     2,474     1,669     1,351    (2,567)        425       413         612
                          --------  --------  --------  --------  ----------  --------  ----------
                           185,751   195,215   312,147   416,590     328,935    89,994      66,004
                          --------  --------  --------  --------  ----------  --------  ----------
Costs and expenses:
 Lease operating,
  including production
  taxes.................    59,292    66,771    91,916   114,346     122,726    32,180      23,847
 Exploration costs......     3,012     3,834    10,192    12,667      24,056     1,998       5,887
 Impairment of oil and
  gas properties........        --        --        --     8,785      70,913        --          --
 Oil and gas gathering..    12,294     9,511    16,985    14,932       6,258     2,253       1,194
 Gas marketing..........    24,963    18,839    29,537    43,398      51,560    13,601       9,794
 General and
  administrative........    11,657    15,505    22,902    27,361      31,996     7,083       7,933
 Depreciation, depletion
  and amortization......    39,341    48,336    66,861    96,307     108,975    26,867      32,205
 Interest...............    12,002    20,178    30,109    36,762      43,680     9,291      14,560
                          --------  --------  --------  --------  ----------  --------  ----------
                           162,561   182,974   268,502   354,558     460,164    93,273      95,420
                          --------  --------  --------  --------  ----------  --------  ----------
Income (loss) before
 income taxes and
 minority interest......    23,190    12,241    43,645    62,032    (131,229)   (3,279)    (29,416)
Provision (benefit) for
 income taxes:
 Current................     1,576      (955)    2,610     5,235      (4,068)     (442)         28
 Deferred...............     7,225     4,566     7,365     1,640     (39,496)   (1,255)    (11,323)
Minority interest in
 (income) loss of
 subsidiary(c)..........        --       819      (482)     (203)         --        --          --
                          --------  --------  --------  --------  ----------  --------  ----------
Net income (loss).......  $ 14,389  $  9,449  $ 33,188  $ 54,954  $  (87,665) $ (1,582) $  (18,121)
                          ========  ========  ========  ========  ==========  ========  ==========
Earnings (loss) per
 share(d)(e)............  $    .34  $    .22  $    .68  $   1.05  $    (1.69) $   (.03) $     (.34)
Weighted average common
 shares
 outstanding(d)(e)(f)...    42,348    42,081    48,654    52,026      51,900    51,608      53,107
Cash Flow Data:
Cash provided (used) by:
 Operating activities...  $ 56,001  $ 50,713  $110,586  $186,602  $   66,250  $ 28,963  $   14,942
 Investing activities...   (67,999) (183,765) (168,665) (300,648)   (275,319)  (49,945)    (18,366)
 Financing activities...    11,867   135,166    58,308   117,069     208,517    17,017       5,400
Balance Sheet Data (end
 of period):
 Property, plant and
  equipment, net........  $335,922  $543,603  $664,025  $806,887  $  898,242  $827,567  $  879,837
 Total assets...........   377,010   613,397   766,816   915,394   1,014,175   923,828   1,002,490
 Total debt.............   193,864   323,776   379,019   451,096     672,507   467,924     684,635
 Stockholders' equity...   137,209   203,265   236,406   337,578     273,958   336,172     255,837
Other Financial Data:
 Dividends declared per
  share(d)(g)...........  $   .035  $   .045  $   .055  $    .07  $      .09  $    .02          --
 EBITDA(h)..............  $ 77,545  $ 84,589  $150,807  $216,553  $  116,395  $ 34,877  $   23,236

                         (See notes on following page)

--------
(a) Significant acquisitions of producing oil and gas properties affect the comparability of the financial data for the periods presented above.
(b) Restated for change in accounting method. Effective January 1, 1998, we elected to change our accounting method for oil and gas properties from the full cost method to the successful efforts method.
(c) Reflects the minority interest in our subsidiary Cadipsa S.A.
(d) Amounts have been adjusted to give effect to our two-for-one common stock split effected on October 7, 1997.
(e) Amounts have been restated to give effect to the adoption of Statement of Financial Accounting Standards No. 128, Earnings Per Share, as of December 31, 1997. Amounts shown represent diluted earnings (loss) per share and diluted weighted average common shares outstanding as calculated under the provisions of SFAS No. 128.
(f) For the year ended December 31, 1998, and the three months ended March 31, 1998 and 1999, the computation of diluted loss per share was antidilutive; therefore, our basic and diluted weighted average common shares outstanding were the same. Had we been in a net income position for these periods, our diluted weighted average common shares outstanding as calculated under SFAS No. 128 would have been 54,604,530, 52,924,073 and 55,694,353, respectively. In addition, for the same periods we had outstanding stock options for 1,629,000, 750,000 and 3,531,322, respectively, which were antidilutive.
(g) Due to the recent historically low oil and gas price environment, we have temporarily suspended our regular quarterly cash dividend. Subject to restrictions under credit arrangements, the determination of the amount of future cash dividends, if any, to be declared and paid, will depend upon, among other things, our financial condition, funds from operations, the level of our capital expenditures and our future business prospects.
(h) EBITDA represents earnings before interest, income taxes, depreciation, depletion and amortization, exploration costs and impairment of oil and gas properties. EBITDA is included as a supplemental disclosure because it is commonly accepted as providing useful information regarding a company's ability to service and incur debt. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

                     Summary Operating and Reserve Data(a)

                                  (Unaudited)

                                                                                     Three Months
                                                                                        Ended
                                      Years Ended December 31,                        March 31,
                          --------------------------------------------------------  --------------
                          1994(b)   1995(b)    1996(b)       1997(b)        1998    1998(b)  1999
                          --------  --------  ----------    ----------    --------  ------- ------
Production:
 Oil (MBbls).............    6,657     7,608      11,939        15,457      16,434   4,047   3,787
 Gas (MMcf)..............   28,884    30,610      32,366        42,691      47,238  11,568  10,884
 Oil equivalent (MBOE)...   11,471    12,710      17,333        22,573      24,307   5,975   5,601
Average sales prices:
 Oil (per Bbl)...........   $13.53    $15.26      $16.73(c)     $17.02(c)   $10.87  $12.59   $9.67
 Gas (per Mcf)...........     1.78      1.46        1.81          2.16        1.86    1.88    1.55(c)
Production costs (per
 BOE)(d).................     5.17      5.25        5.30          5.07        5.05    5.39    4.26
Three-year average
 finding cost (per
 BOE)(e).................     3.15      2.93        2.94          3.30        4.50     N/A     N/A
Proved reserves (end of
 year):
 Oil (MBbls).............   70,789   147,871     178,296       187,768     164,457     N/A     N/A
 Gas (MMcf)..............  281,638   310,762     382,846       552,163     806,833     N/A     N/A
 Total proved reserves
  (MBOE).................  117,729   199,665     242,104       279,795     298,929     N/A     N/A
 Proved developed
  reserves (MBOE)........   91,722   145,790     183,629       204,874     207,745     N/A     N/A
Annual reserve
 replacement ratio(f)....      179%      747%        347%          268%        181%    N/A     N/A
Estimated reserve life
 (in years)(g)...........     10.3      15.7        14.0          12.4        12.3     N/A     N/A
Present value of
 estimated future net
 revenues before income
 taxes (discounted at
 10%)(in thousands)...... $446,987  $894,249  $1,807,137    $1,222,560    $703,211     N/A     N/A
Standardized measure of
 discounted future net
 cash flows
 (in thousands)..........  385,721   736,546   1,392,841     1,016,645     648,222     N/A     N/A

-------
(a) Significant acquisitions of producing oil and gas properties affect the comparability of the operating data for the periods presented.
(b) Restated for change in accounting method. Effective January 1, 1998, we elected to change our accounting method for oil and gas properties from the full cost method to the successful efforts method.
(c) During the calendar year 1996, the impact of oil hedges reduced our overall average oil price per Bbl by $2.00 to $16.73. During the calendar year 1997, the impact of oil hedges reduced our overall average oil price per Bbl by $0.24 to $17.02. During the three months ended March 31, 1999, the impact of natural gas basis swaps reduced our overall average gas price per Mcf by $0.06 to $1.55.
(d) Includes lease operating costs and production and ad valorem taxes.
(e) Represents the average finding cost per BOE during the three years ended December 31 of the year shown in the column. See the section "Certain Definitions."
(f) The annual reserve replacement ratio is a percentage determined on a BOE basis by dividing the estimated reserves added during a year from exploitation, development and exploration activities, acquisitions of proved reserves and revisions of previous estimates, excluding property sales, by the oil and gas volumes produced during that year.
(g) Estimated reserve life is calculated on a BOE basis by dividing the total estimated proved reserves at year-end by the total production during the year. This calculation can be affected by the timing of major acquisitions. For example, major acquisitions were made during the second half of 1995 which resulted in an estimated reserve life of 15.7 years for 1995. This compares to an estimated reserve life of 12.0 years for 1995 based on annualized first quarter 1996 production.

                        Summary Oil and Gas Reserve Data

   The following table sets forth summary information with respect to the estimates of our proved oil and gas reserves at December 31, 1998, as estimated by the independent petroleum engineers of Netherland, Sewell & Associates, Inc., for the United States, Argentina and Ecuador and as estimated by the independent petroleum engineers of DeGolyer and MacNaughton for Bolivia. For additional information relating to our oil and gas reserves, see Note 11 "Supplementary Financial Information for Oil and Gas Producing Activities" to our consolidated financial statements incorporated by reference in the accompanying prospectus.

                                                        Proved Reserves at
                                                         December 31, 1998
                                                   -----------------------------
                                                   Developed Undeveloped  Total
                                                   --------- ----------- -------
United States:
  Oil (MBbls).....................................   51,481      5,726    57,207
  Gas (MMcf)......................................  330,371     55,141   385,512
  MBOE............................................  106,543     14,916   121,459

Argentina:
  Oil (MBbls).....................................   47,167     27,674    74,841
  Gas (MMcf)......................................   12,024         --    12,024
  MBOE............................................   49,171     27,674    76,845

Bolivia:
  Oil (MBbls).....................................    4,390      3,974     8,364
  Gas (MMcf)......................................  278,317    130,980   409,297
  MBOE............................................   50,776     25,804    76,580

Ecuador:
  Oil (MBbls).....................................    1,255     22,790    24,045
  Gas (MMcf)......................................       --         --        --
  MBOE............................................    1,255     22,790    24,045

Total:
  Oil (MBbls).....................................  104,293     60,164   164,457
  Gas (MMcf)......................................  620,712    186,121   806,833
  MBOE............................................  207,745     91,184   298,929


                                 RISK FACTORS

   Before you buy any shares of common stock offered by this prospectus supplement and the accompanying prospectus you should be aware that there are various risks, including those described below. You should consider carefully these risk factors, together with all of the other information in this prospectus supplement, the accompanying prospectus and the documents that are incorporated by reference, before you decide to purchase any shares.

Low Oil and Gas Prices Have Caused Our Cash Flow to Decline and Resulted in
Losses

   Our revenues, operating results, cash flow and future rate of growth depend substantially upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. For the year ended December 31, 1998, approximately 68 percent of our production was oil. The prices we received for our oil for the period decreased by 36 percent as compared to the same period in 1997. As a result, although total production on an equivalent barrels of oil basis increased by eight percent for 1998, our earnings and cash flows have been materially reduced compared to the same period in 1997, and we have incurred net losses for 1998 and the first quarter of 1999. While oil prices have recovered modestly since year end, they still remain well below the average price historically seen by the industry. To the extent low oil prices continue, our earnings and cash flow from operations will be adversely impacted.

   Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

  . political conditions in oil producing regions, including the Middle East;

  . the domestic and foreign supply of oil and gas;

  . the level of consumer demand;

  . weather conditions;

  . domestic and foreign government regulations;

  . the price and availability of alternative fuels; and

  . overall economic conditions.

   In addition, various factors may adversely affect our ability to market our oil and gas production, including:

  . the capacity and availability of oil and gas gathering systems and pipelines;

  . the effect of federal and state regulation of production and transportation;

  . general economic conditions;

  . changes in supply due to drilling by other producers;

  . the availability of drilling rigs; and

  . changes in demand.

Lower Oil and Gas Prices Have Reduced Our Capital Expenditures and Adversely Affect Our Reserve Estimates

   Lower oil and gas prices have various adverse effects on us, including reducing cash flows which, among other things, have caused us currently, and may cause us in the future, to decrease our capital expenditures. Our planned capital expenditure program in 1999, before acquisitions, is set at $56 million, compared to $185 million in 1998 and $119 million in 1997. The Company anticipates an additional $11 million of capital expenditures in 1999 if the Total Acquisition is consummated. Because the timing of most of our capital expenditures is discretionary, should oil and gas prices improve during 1999, our 1999 capital expenditure program may be adjusted upwards.

   A smaller capital expenditure program may adversely affect our ability to increase or maintain our reserve and production levels. Lower prices may also result in reduced reserve estimates, the one-time write-off of impaired assets and decreased earnings or losses due to lower reserves and higher depreciation, depletion and amortization expense. For example, we recorded in the fourth quarter of 1998 a significant non-cash charge for the impairment of our oil and gas properties due to lower oil and gas prices.

Lower Oil and Gas Prices May Significantly Reduce the Amount We Can Borrow Under Our Credit Arrangements

   Lower oil and gas prices could also result in future reductions in the borrowing base (currently $400 million) under our revolving credit facility because of lower oil and gas reserve values, reducing our liquidity and even triggering mandatory loan repayments. Any reduction in our liquidity could impede our ability to fund future acquisitions. Lower prices may also cause us to not be in compliance with maintenance covenants under our revolving credit facility and may negatively affect our credit statistics and coverage ratios.

Our Significant Indebtedness Could Have Important Consequences to You

   We currently have, and after this offering will continue to have, a substantial amount of indebtedness. At March 31, 1999, our total long-term debt outstanding was approximately $685 million and we had a long-term debt to total capitalization ratio of 73 percent. After giving effect to this offering, this ratio would decrease to 65 percent. Our significant indebtedness could have important consequences to you. For example:

  . our ability to obtain any necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited;

  . a portion of our cash flow from operations must be utilized for the payment of interest on our indebtedness and will not be available for financing capital expenditures or other purposes; for example, interest payments for 1998 represented approximately 35 percent of our cash flows from operations before interest expense and will likely represent a significantly higher percentage in 1999 due to the adverse effect of low oil and gas prices on our cash flow from operations;

  . our level of indebtedness and the covenants governing our current indebtedness could limit our flexibility in planning for, or reacting to, changes in our business because certain financing options may be limited or prohibited;

  . we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

  . our level of indebtedness may make us more vulnerable during periods of low oil and gas prices or in the event of a downturn in our business because of our fixed debt service obligations; and

  . the terms of our revolving credit facility require us to make interest and principal payments and to maintain stated financial covenants. If the requirements of this facility are not satisfied, the lenders under this facility would be entitled to accelerate the payment of all outstanding indebtedness under this facility, and a default would be deemed to occur under the terms of our senior subordinated notes. In such event, we cannot assure you that we would have sufficient funds available or could obtain the financing required to meet our obligations.

We May Take On More Debt Which Would Increase the Risks Our Debt Levels Pose

   We may be able to incur substantial additional indebtedness in the future. As of June 3, 1999, our revolving credit facility, which has a current borrowing base of $400 million, would permit additional borrowings of up to approximately $107 million. In addition, the terms of the indentures governing our senior subordinated notes permit us to incur additional indebtedness. If we were to add additional indebtedness to our current debt levels, the related risks discussed above that we now face could intensify.

Our Future Performance Depends Upon Our Ability to Find or Acquire Additional Oil and Gas Reserves that are Economically Recoverable

   Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and gas production and lower revenues and cash flow from operations. We historically have succeeded in substantially replacing reserves through exploitation, development and exploration. We have conducted such activities on our existing oil and gas properties as well as on newly acquired properties. We may not be able to continue to replace reserves from such activities at acceptable costs. Lower prices of oil and gas may further limit the kinds of reserves that can be developed at an acceptable cost. Lower prices also decrease our cash flow and may cause us to decrease capital expenditures. The business of exploring for, developing or acquiring reserves is capital intensive. We may not be able to make the necessary capital investment to maintain or expand our oil and gas reserves if cash flow from operations is reduced and external sources of capital become limited or unavailable. In addition, exploitation, development and exploration involve numerous risks that may result in dry holes, the failure to produce oil and gas in commercial quantities and the inability to fully produce discovered reserves.

   We are continually identifying and evaluating acquisition opportunities, including acquisitions that would be significantly larger than those consummated to date by us. We cannot assure you that we will successfully consummate any acquisition, that we will be able to acquire producing oil and gas properties that contain economically recoverable reserves or that any acquisition will be profitably integrated into our operations.

Our Pending Acquisition Might Not Be Consummated As Expected

   The consummation of the Total Acquisition is subject to the satisfaction of the conditions contained in the purchase and sale agreement. The conditions to the obligations of the parties to complete the pending acquisition include:

  . the Joint Venture Partner's consent to the transfer of Total's interest in the joint venture agreement covering the El Huemul Properties;

  . the waiver by the Joint Venture Partner of its preferential right to purchase Total's interest in the joint venture agreement covering the El Huemul Properties; and

  . the Joint Venture Partner's agreement to allow us to succeed as operator of the El Huemul Properties.

In addition, the purchase agreement may be terminated by us or Total if the closing does not occur by September 30, 1999.

   Although we believe that the conditions for closing the purchase of Total's interest in the El Huemul Properties will be satisfied, we cannot be sure that the transaction will be consummated. If the acquisition is not consummated, we intend to utilize the net proceeds from this offering as discussed under the section "Use of Proceeds."

Acquisitions Carry Unknown Risks Including Potential for Environmental Problems

   Our focus on acquiring producing oil and gas properties may increase our potential exposure to liabilities and costs for environmental and other problems existing on such properties. We expect to continue to focus, as we have done in the past, on acquiring producing oil and gas properties to replace reserves. Although we perform a review of the acquired properties that we believe is consistent with industry practice, such reviews are inherently incomplete. In general, it is not feasible to review in depth each individual property being acquired. Ordinarily, we focus our review efforts on the higher-valued properties and sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on each well included in an acquisition, and environmental problems, such as ground water contamination and surface and subsurface damages from the leakage, spills, disposal or other releases of hazardous substances on such properties or from adjoining properties that have migrated to such properties, are not necessarily observable even when an inspection is performed.

Estimating Reserves and Future Net Revenues Involves Uncertainties and Oil and Gas Price Declines May Lead to Impairment of Oil and Gas Assets

   There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of developmental expenditures, including many factors beyond the control of the producer. The reserve data included or incorporated by reference in this prospectus supplement and accompanying prospectus represent only estimates. In addition, the estimates of future net revenues from our proved reserves and the present value of such estimates are based upon certain assumptions about future production levels, prices and costs that may not prove to be correct over time.

   Quantities of proved reserves are estimated based on economic conditions in existence in the period of assessment. Lower oil and gas prices may have the impact of shortening the economic lives on certain fields because it becomes uneconomic to produce all recoverable reserves on such fields, thus reducing proved property reserve estimates. If such revisions in the estimated quantities of proved reserves occur, it will have the effect of increasing the rates of depreciation, depletion and amortization on the affected properties, which would decrease earnings or result in losses through higher depreciation, depletion and amortization expense. The revisions may also be sufficient to trigger impairment losses on certain properties which would result in a further non-cash charge to earnings. For example, we recorded a significant non-cash charge for the impairment of oil and gas properties in the fourth quarter of 1998 due to lower oil and gas prices.

Our International Operations May Be Adversely Affected By a Number of Factors

   International investments represent, and are expected to continue to represent, a significant portion of our total assets. We have international operations in Argentina, Bolivia, Ecuador and Yemen. For the first quarter of 1999, our operations in Argentina accounted for approximately 22 percent of our revenues and 25 percent of our total assets. Our operations in Argentina produced a net operating profit (pre-tax income before general and administrative and interest expenses) of $2.7 million compared to an overall loss by us of $6.9 million for the first three months of 1999. During such period, our operations in Argentina represented our only foreign operations accounting for more than 10 percent of our revenues, operating income or total assets, and such operations will account for a greater percentage if the Total Acquisition is consummated. We continue to identify and evaluate international investment opportunities but currently have no binding agreements or commitments to make any material international investment, other than as discussed under "Pending Acquisition."

   Our foreign properties, operations or investments in Argentina, Bolivia, Ecuador and Yemen may be adversely affected by a number of factors, including:

  . local political and economic developments could restrict or increase the cost of our foreign operations;

  . exchange controls and currency fluctuations;

  . royalty and tax increases and retroactive tax claims could increase costs of our foreign operations;

  . expropriation of our property could result in loss of revenue, property and equipment;

  . import and export regulations and other foreign laws or policies could result in loss of revenues; and

  . laws and policies of the United States affecting foreign trade, taxation and investment could restrict our ability to fund foreign operations or make foreign operations more costly.

   In particular, our Bolivian projects are dependent, at least in part, on the development and operation of the Bolivia-to-Brazil gas pipeline. The operation of this pipeline is subject to various factors outside our control. In addition, in the event of a dispute arising from foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts in the United States. We may also be hindered or prevented from enforcing our rights with respect to actions taken by a foreign government or its agencies.

Our Hedging Activities May Reduce the Effect of Volatility of Oil and Gas Prices on Us But May Expose Us to the Risk of Financial Loss in Certain Circumstances

   We have previously engaged in oil and gas hedging activities and intend to continue to consider various hedging arrangements to realize commodity prices which we consider favorable. We currently have in place natural gas basis swaps covering 82,000 million british thermal units of gas per day for April through December 1999 and covering an additional 3,000 million british thermal units of gas per day for the period of April through October 1999. We have also recently entered into contracts hedging 20,000 barrels of oil per day for the months of May, June and July 1999 at an average NYMEX reference price of $18.07 per barrel. The impact of changes in the market prices for oil and gas on the average oil and gas prices received by us may be reduced from time to time based on the level of our hedging activities. These hedging arrangements may limit our potential gains if the market prices for oil and gas were to rise substantially over the price established by the hedge. In addition, our hedging arrangements expose us to the risk of financial loss in certain circumstances, including instances in which:

  . production is less than expected;

  . a change in the difference between published price indexes established by pipelines in which our hedged production is delivered and the reference price established in the hedging arrangements is such that we are required to make payments to the counterparties to our arrangements; or

  . the counterparties to our hedging arrangements fail to honor their financial commitments.

Possible Financial Loss Due to Uninsured Risks Associated with Our Operations

   Our operations are subject to all of the risks and hazards typically associated with the exploitation, development and exploration for, the production of, and the transportation of oil and gas. Operating risks include but are not limited to:

  . blowouts, cratering and explosions;

  . uncontrollable flows of oil, natural gas or well fluids;

  . fires;

  . formations with abnormal pressures;

  . pollution and other environmental risks; and

  . natural disasters.

   Any of such events could result in loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial losses to us. In accordance with customary industry practice, we maintain insurance against some, but not all, of such risks and losses. The occurrence of such an event not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Governmental and Environmental Regulations Could Adversely Affect Our Business

   Our business is subject to certain foreign, federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and gas, and environmental and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste and other matters. Such laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells which could limit our revenues.

   Our operations are subject to complex environmental laws and regulations adopted by the various jurisdictions where we operate. We could incur liability to governments or third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge such materials into the environment in any of the following ways:

  . from a well or drilling equipment at a drill site;

  . leakage from gathering systems, pipelines, transportation facilities and storage tanks;

  . damage to oil and natural gas wells resulting from accidents during normal operations; and

  . blowouts, cratering and explosions.

   Because the requirements imposed by such laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by such former operators.

Highly Competitive Industry May Impede Our Growth

   The oil and gas industry is highly competitive. We compete in the areas of property acquisitions and the development, production and marketing of, and exploration for, oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. We also compete with major and independent oil and natural gas concerns in recruiting and retaining qualified employees. Many of these competitors have substantially greater financial and other resources than we do.

Additional Payments May Be Due Under Our Stock Price Guarantee

   In November 1998, we acquired all of the outstanding shares of capital stock of Elf Hydrocarbures Equateur, S.A. from Elf Aquitaine. As part of the consideration for this acquisition, we issued to Elf Aquitaine 1,325,000 shares of our common stock. In connection with this acquisition, we entered into a consideration guarantee agreement with Elf Aquitaine, which guarantees Elf Aquitaine a price of $20 per share on November 4, 2000, for the 1,325,000 shares of our common stock issued to it. If on such date, the average of the daily closing prices of our common stock on the New York Stock Exchange for the 60 trading days preceding that date is less than $20 per share, at our option we must either issue additional shares of our common stock or deliver cash to Elf Aquitaine for such price difference. Since our obligations under the price guarantee are based on the future price of our common stock, we are unable to predict whether any additional payments will be due under such guarantee. However, based on $9.49 per share, which is the average price of our common stock for the 60 trading days preceding May 31, 1999, we would be required, at our option, to either pay cash of approximately $7.4 million or issue approximately 782,000 additional shares of our common stock to Elf Aquitaine.

Pending Litigation

   We are currently involved in pending litigation in Argentina with respect to the amount of royalties due the Province of Santa Cruz, Argentina, on production from four of our Argentine concessions. At March 31, 1999, the disputed claim totaled approximately $18.7 million (which amount includes interest). The amount of this claim will increase, until resolved, as a result of the continued payment of a lower royalty rate than that claimed to be applicable by the Province of Santa Cruz. We believe that, with respect to our 50 percent interest in two concessions acquired from British Gas, plc, we will be entitled to indemnification by British Gas, plc for any loss sustained by us as a result of this claim. Such indemnification is estimated at approximately $4.8 million at March 31, 1999. We may not be able to collect this amount.

Control by Certain Stockholders May Have the Effect of Delaying or Preventing a Change in Control of Us

   Upon completion of this offering, our current officers and directors as a group will own approximately 27 percent of our outstanding common stock. Consequently, these stockholders may be in a position to effectively control our affairs, including the election of all of our directors and the approval or prevention of certain corporate transactions which require majority stockholder approval. Such a concentration of ownership may have the effect of delaying or preventing a change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

Our Stock Price is Volatile

   Our common stock has experienced significant price volatility, and such volatility may continue in the future. The price of our common stock could fluctuate widely in response to a range of factors, including variations in our quarterly results and changing conditions in the economy in general or in our industry in particular. In addition, stock markets generally experience significant price and volume volatility from time to time which may affect the market price of our common stock unrelated to our performance.

Certain Anti-takeover Provisions May Have the Effect of Discouraging Unsolicited Takeover Proposals for Us

   Our Restated Certificate of Incorporation and Restated By-laws and the Delaware General Corporation Law contain provisions that may have the effect of discouraging unsolicited takeover proposals for us that a stockholder might consider to be in that stockholder's best interest. These provisions, among other things:

  . provide for a classified board of directors, which allows only one-third of our directors to be elected each year;

  . restrict the ability of stockholders to take action by written consent;

  . authorize the board of directors to designate the terms of and issue new series of preferred stock;

  . establish advance notice requirements for nominations for election to the board of directors;

  . limit the personal liability of directors;

  . require us to indemnify directors and officers to the fullest extent permitted by applicable law; and

  . impose restrictions on business combinations with certain interested parties.

   In addition, we have a stockholder rights plan that may have the effect of discouraging unsolicited takeover proposals. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors.

Year 2000 Risks Could Have a Material Adverse Impact on Our Operations and Financial Condition Despite Our Own Efforts to Ensure Year 2000 Compliance

   We have undertaken various initiatives to assess and ensure that our information systems and our production and field equipment, gathering systems, security systems and other systems and equipment will function properly before and after January 1, 2000. We have formed a Year 2000 Project team, which is chaired by our Manager of Information Services, and have developed a Year 2000 compliance time line that covers the phases of identification, assessment, remediation and testing. We are currently developing contingency plans in the event that Year 2000 problems arise due to any failures of our systems or any failures on the part of our business partners to become Year 2000 compliant. We presently believe that the Year 2000 issue will not cause significant internal operational problems. However, in the event we have not properly identified all Year 2000 issues, or we have not effected assessment, remediation and testing on a timely basis, we cannot assure you that Year 2000 issues will not have a material adverse impact on our results of operations or financial condition.

   The Year 2000 issues also affect numerous other companies with whom we do business, including oil and gas purchasers, pipeline companies, vendors, service companies, utility providers and financial institutions. We have submitted over 14,000 Year 2000 compliance questionnaires to our various business partners. To date, we have received over 5,600 responses to these questionnaires. Responses to these questionnaires are being evaluated to determine the preparation and readiness of our key business partners with respect to Year 2000 issues. There can be no assurance, however, that the failure of our key business partners to adequately prepare for Year 2000 issues will not have a material adverse impact on our operations and financial condition notwithstanding our own efforts to ensure Year 2000 compliance.

                           FORWARD-LOOKING STATEMENTS

   This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus supplement and the accompanying prospectus, which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe," "intend," "expect," "anticipate," "project," "estimate," "predict" and similar expressions are also intended to identify forward-looking statements.

   These forward-looking statements include, among others, such things as:

  . our Year 2000 plans;

  . the amount and nature of future capital expenditures;

  . wells to be drilled or reworked;

  . oil and gas prices and demand;

  . future earnings and cash flow;

  . exploitation and exploration prospects;

  . estimates of proved oil and gas reserves;

  . reserve potential;

  . development and infill drilling potential;

  . drilling prospects;

  . expansion and other development trends of the oil and gas industry;

  . business strategy;

  . production of oil and gas reserves;

  . expansion and growth of our business and operations; and

  . the pending Total Acquisition.

   These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including

  . the risk factors discussed in this prospectus supplement and in the documents we incorporate by reference;

  . oil and gas prices;

  . exploitation and exploration successes;

  . continued availability of capital and financing;

  . the acquisition and other business opportunities (or lack thereof) that may be presented to and pursued by us;

  . general economic, market or business conditions;

  . changes in laws or regulations; and

  . other factors, most of which are beyond our control.

   Consequently, all of the forward-looking statements made in this prospectus supplement and the accompanying prospectus and in the documents we incorporate by reference are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

   We expect the net proceeds from this offering of common stock to be approximately $101.0 million, after deducting discounts to the underwriters and estimated expenses of this offering that we will pay. Such net proceeds will be used in part to finance our pending acquisition from Total of the El Huemul Properties. There can be no assurance that the Total Acquisition will be consummated. Pending such application, we may invest the net proceeds in short-term, interest bearing, investment grade securities or repay a portion of our indebtedness outstanding under our revolving credit facility, or a combination of both. Net proceeds in excess of those required for the Total Acquisition may be utilized to repay a portion of our outstanding indebtedness under our revolving credit facility or may be invested in short-term, interest bearing, investment grade securities until utilized for general corporate purposes or possible future acquisitions, including the possible acquisition of the Joint Venture Partner's operating interest in the El Huemul Properties, as well as its concession rights.

   To the extent the net proceeds are used to repay a portion of the outstanding indebtedness under our revolving credit facility, the cash amount due at the closing of the Total Acquisition will then be funded by advances under our revolving credit facility. In the event that such Total Acquisition is not consummated, we intend to use the net proceeds to repay a portion of our indebtedness outstanding under our revolving credit facility. At March 31, 1999, the outstanding balance under our revolving credit facility totaled approximately $285.6 million, with an average interest rate of approximately
6.0 percent. Our revolving credit facility has a final maturity of September 11, 2003. Our indebtedness under this facility was incurred, in part, to finance acquisitions of oil and gas reserves during 1998, including the acquisitions of certain oil and gas properties from Western Gas Resources, Inc. and affiliates of Texaco and the acquisition of Elf Hydrocarbures Equateur, S.A.

                                 CAPITALIZATION

   The following table sets forth at March 31, 1999:

      (a) our historical capitalization, and

      (b) our as adjusted capitalization after giving effect to

        (i) the Total Acquisition (see "Pending Acquisition"),

         (ii) this offering, and

      (iii) the application of the estimated net proceeds from this offering as set forth in "Use of Proceeds."

   This table should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus supplement or incorporated by reference in the accompanying prospectus.

                                                         March 31, 1999
                                                      ---------------------
                                                                     As
                                                      Historical  Adjusted
                                                      ---------- ----------
                                                         (In thousands)
Current portion of long-term debt.................... $      --  $       --
                                                      ---------  ----------
Long-term debt:
  Bank Revolving Loan Facility....................... $ 285,600  $  273,696
  9% Senior Subordinated Notes Due 2005, net of
   discount..........................................   149,725     149,725
  8 5/8% Senior Subordinated Notes Due 2009, net of
   discount..........................................    99,310      99,310
  9 3/4% Senior Subordinated Notes Due 2009..........   150,000     150,000
                                                      ---------  ----------
    Total long-term debt.............................   684,635     672,731
                                                      ---------  ----------
Stockholders' equity:
  Common stock (a)...................................       266         311 (b)
  Capital in excess of par value.....................   230,736     331,688 (b)
  Retained earnings..................................    24,835      24,835
                                                      ---------  ----------
    Total stockholders' equity.......................   255,837     356,834
                                                      ---------  ----------
Total capitalization................................. $ 940,472  $1,029,565
                                                      =========  ==========

--------
(a) There were 53,107,066 shares of common stock issued and outstanding prior to this offering, and 62,107,066 shares outstanding after giving effect to this offering. The number of shares of common stock outstanding excludes
    (a) 1,350,000 shares of common stock that may be sold by us upon exercise of the underwriters' over-allotment option, and (b) 4,664,142 shares of common stock reserved for issuance upon exercise of outstanding options granted under our 1990 Stock Plan and Non-Management Director Stock Option Plan, at an average exercise price of $11.53 per share. In addition, an aggregate of 447,000 shares are available to be granted under these Plans.
(b) Reflects the issuance of 9,000,000 shares of common stock by us at an assumed public offering price of $11.8125 per share, resulting in estimated net proceeds of $101.0 million, of which $45,000 (equal to the par value of the shares issued) is reflected in Common stock and $101.0 million is reflected in Capital in excess of par value.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   Our common stock commenced trading on the New York Stock Exchange on August 3, 1990, under the symbol "VPI." The following table sets forth the high and low sale prices per share of our common stock, as reported in the New York Stock Exchange composite transactions, and the cash dividends paid per share of common stock, for the periods indicated:

                                                                      Dividends
                                                   High      Low        Paid
                                                   ----      ---      ---------
      1997
        First Quarter............................. $18 11/16 $13        $.015
        Second Quarter............................  18 1/16  12 1/2      .015
        Third Quarter.............................  25 1/2   15 3/8      .015
        Fourth Quarter............................  25 7/8    17          .02

      1998
        First Quarter.............................  23 1/8   16 13/16     .02
        Second Quarter............................  21 1/2   15 7/8       .02
        Third Quarter.............................  19 1/2    7 5/16      .02
        Fourth Quarter............................  15 1/2    7 1/4      .025

      1999
        First Quarter.............................  10 1/16   4 1/16     .025
        Second Quarter (through June 4)...........  11 7/8    8 1/8        --

   On June 4, 1999, the last reported sales price of the common stock on the New York Stock Exchange was $11.8125 per share. Substantially all of our stockholders maintain their shares in "street name" accounts and are not, individually, stockholders of record. As of March 25, 1999, the common stock was held by 112 holders of record and approximately 7,200 beneficial owners.

   We began paying a quarterly cash dividend in the fourth quarter of 1992. Due to the recent historically low oil and gas price environment, we temporarily suspended, beginning in the second quarter of 1999, paying a regular quarterly cash dividend. Subject to restrictions under credit arrangements, the determination of the amount of future cash dividends, if any, to be declared and paid, will depend upon, among other things, our financial condition, funds from operations, the level of our capital expenditures and our future business prospects. Our credit arrangements (including the indentures for our outstanding senior subordinated indebtedness) contain certain restrictions on the payment of cash dividends, the most restrictive of which prohibits the payment of cash dividends if our Consolidated Interest Coverage Ratio (as defined in the indentures) does not exceed 2.5 to 1.0. We are currently prohibited from paying cash dividends.

                              PENDING ACQUISITION

   In June 1999, we entered into a definitive purchase and sale agreement with Total Austral S.A. to acquire its undivided 70 percent operating interest (effective 61.6 percent net revenue interest) in the El Huemul-Koluel Kaike concession (the "El Huemul Properties") located in Santa Cruz Province, Argentina, which Total currently operates (the "Total Acquisition"). Total's ownership interest in the concession is through a joint venture agreement. The acquisition will be effective January 1, 1999, with an expected closing date of June 30, 1999. We cannot assure you that this acquisition will close.

   The purchase price for the Total Acquisition is $93 million in cash, with $80 million payable at closing, adjusted for net cash flow from the effective date until closing, and the remaining $13 million payable on or before December 31, 1999. The purchase and sale agreement contains certain conditions precedent to closing, including obtaining from the owner of the remaining 30 percent operating interest in the El Huemul Properties (the "Joint Venture Partner") (i) its consent to the transfer of Total's interest in the joint venture agreement; (ii) a waiver of its preferential right to purchase Total's interest in the joint venture agreement; and (iii) its consent to allow us to succeed as operator of the El Huemul Properties.

   We are currently pursuing the purchase of the Joint Venture Partner's interest in the joint venture agreement as well as its concession rights to the El Huemul Properties. However, our efforts may not be successful.

   The El Huemul Properties cover approximately 150,000 gross acres and are located adjacent to our existing operated concessions in the Santa Cruz Province. The El Huemul Properties are similar to our existing properties in this basin and are characterized by mature fields having stable production decline trends, similar geological formations and production zones, established waterflood potential and exploration and exploitation upside potential. Because of these similarities, we believe that the exploitation and exploration success we have experienced in our current Argentine operations, including development drilling, workover and recompletion techniques, secondary recovery projects and exploratory drilling, will be available in the El Huemul Properties as well. We estimate that the El Huemul Properties have proved exploitation potential through adding new non-producing behind pipe zones in 107 wells, expanding upon the 13 waterflood areas, and infill or extensional drilling of up to 66 new wells. In addition, we have identified non-proved opportunities within the concession that include behind pipe zones in 117 wells, installing up to 18 additional waterflood areas and 50 additional drilling locations. There is also exploration potential that we identified through a thorough review of 3-D seismic provided during the evaluation process.

   Proved reserves for the El Huemul Properties as of July 1, 1999, as estimated by Netherland, Sewell & Associates, Inc., using a NYMEX reference oil price of $17.32 per Bbl and an average gas price of $1.02 per Mcf, are 44.7 MMBbls (31.3 MMBbls net to Total) of oil and 81.1 Bcf (56.8 Bcf net to Total) of gas, or 58.2 MMBOE (40.7 MMBOE net to Total). The present value of the estimated future net revenues before income taxes (utilizing a 10 percent discount rate) is $233.3 million ($163.3 million net to Total). We estimate that the purchase price for the Total Acquisition will be approximately $89.1 million after closing adjustments consisting of (i) a reduction for revenues less direct operating expenses of approximately $8.2 million from the effective date to the anticipated closing date, and (ii) an increase for other adjustments of approximately $4.3 million. This results in an acquisition cost of $2.19 per BOE. Current daily production, net of royalties, is approximately 9,400 Bbls (6,580 Bbls net to Total) of oil and 19,000 Mcf (13,300 Mcf net to Total) of gas, or 12,567 BOE (8,797 BOE net to Total), from 462 active producing wells. The realized oil price for the production, net of transportation and selling expenses, currently averages approximately $3.30 per barrel below the NYMEX reference price. Realized prices for the gas production are currently averaging approximately $1.00 per Mcf. We anticipate that we will be able to reduce operating costs on the El Huemul Properties to a level consistent with our historical operating costs in Argentina by combining certain aspects of the operations with those of our nearby existing properties. We anticipate no significant additions to our overhead costs.

                   UNITED STATES FEDERAL TAX CONSEQUENCES TO
                        NON-U.S. HOLDERS OF COMMON STOCK

General

   This is a general discussion of certain United States federal tax consequences of the acquisition, ownership, and disposition of our common stock by a holder that, for United States federal income tax purposes, is not a "U.S. person" as we define that term below (a "Non-U.S. Holder"). We assume in this discussion that you will hold our common stock as a capital asset (generally, property held for investment). We do not discuss all aspects of United States federal taxation that may be important to you in light of your individual investment circumstances, such as if special tax rules apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5 percent of our common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, judicial opinions, published positions of the United States Internal Revenue Service (the "IRS"), and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We urge you to consult your tax advisor about the United States federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

   For purposes of this discussion, a "U.S. person" means any one of the following:

  . a citizen or resident of the United States;

  . a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

  . an estate, the income of which is includable in gross income for United
    States federal income tax purposes regardless of its source;

  . a trust, the administration of which is subject to the primary supervision of a United States court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

Dividends

   Dividends paid to a Non-U.S. Holder will generally be subject to withholding of United States federal income tax at the rate of 30 percent. If, however, the dividend is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or, if a tax treaty applies, is attributable to a United States permanent establishment of such Non-U.S. Holder, the dividend will be exempt from such withholding, provided the Non-U.S. Holder complies with applicable certification and disclosure requirements. Instead, the dividend will be subject to United States federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate Non-U.S. Holders, may be subject to the branch profits tax. Non-U.S. Holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.

   Under finalized Treasury Regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide an IRS Form W-8 certifying as to that Non-U.S. Holder's entitlement to treaty benefits. These regulations also provide special rules to determine whether, for treaty applicability purposes, dividends that we pay to a Non-U.S. Holder that is an entity should be treated as paid to holders of interests in that entity.

   A Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition

   A Non-U.S. Holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

  . the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder;

  . the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met;

  . the Non-U.S. Holder is subject to tax pursuant to provisions of the United States federal income tax law applicable to certain United States expatriates;

  . we are or have been during certain periods a "United States real property holding corporation" for United States federal income tax purposes.

   We believe that we are currently a "U.S. real property holding corporation" for federal income tax purposes. Under the "U.S. real property holding corporation" rules, a Non-U.S. Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of our common stock so long as:

  . the Non-U.S. Holder does not hold (and has not held during certain periods), directly or indirectly, more than 5 percent of our outstanding common stock, and

  . our common stock continues to be traded on an established securities market for United States federal income tax purposes.

We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is listed on the New York Stock Exchange.

   If the above exception does not apply, a Non-U.S. Holder will be subject to United States federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax (generally at a rate of 10 percent of the cash proceeds). Any amount withheld pursuant to a withholding tax will be creditable against a Non-U.S. Holder's United States federal income tax liability.

   Gain that is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally, and, for corporate holders, may be subject to the branch profits tax. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

United States Federal Estate Taxes

   Our common stock that is owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for United States federal estate tax purposes, of the United States on the date of that person's death will be included in his or her estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends that we paid to such Non-U.S. Holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides.

   Under current United States Treasury Regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends that we pay on our common stock to a Non-U.S. Holder at an address outside the United States. Payments of the proceeds of a sale or other taxable disposition of our common stock by a United States office of a broker are subject to both backup withholding at a rate of 31 percent and information reporting, unless the holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

   Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability if certain required information is furnished to the IRS.

   The United States Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

   The foregoing discussion is a summary of the principal United States federal income and estate tax consequences of the ownership, sale or other disposition of the common stock by Non-U.S. Holders. Accordingly, investors are urged to consult with their tax advisors with respect to the United States federal income tax consequences of the ownership and disposition of the common stock including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

                                  UNDERWRITING

   Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                                        Number
                                    Name                               of shares
                                    ----                               ---------
      Salomon Smith Barney Inc........................................
      Warburg Dillon Read LLC ........................................
      Morgan Stanley & Co. Incorporated...............................
      Banc of America Securities LLC..................................
      Jefferies & Company, Inc........................................
                                                                        ------
        Total.........................................................
                                                                        ------

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., Warburg Dillon Read LLC, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Jefferies & Company, Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to certain
dealers at the public offering price less a concession not in excess of $   per
share. The underwriters may allow, and such dealers may reallow, a concession
not in excess of $   per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the offering price and other selling terms.

   We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,350,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   We and our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, common stock, except:

  . we may sell the shares of common stock offered in this offering;

  . we may issue securities pursuant to our stock option or other benefit or incentive plans maintained for our officers, directors or employees; and

  . our officers may, without such consent, sell up to 800,000 shares of our common stock in the aggregate.

   In November 1998, we entered into a registration rights agreement with Elf Aquitaine with respect to 1,325,000 shares of our common stock issued to Elf Aquitaine in connection with our acquisition of all the shares of capital stock of Elf Hydrocarbures Equateur, S.A. Pursuant to the registration rights agreement, we have registered the offer and sale of the 1,325,000 shares of common stock on behalf of Elf Aquitaine under the Securities Act on a registration statement on Form S-3. In addition, Elf Aquitaine was granted "piggyback" registration rights whereby it is entitled, in the event we propose to publicly offer shares of our common stock under the Securities Act (other than by a registration on Form S-4 or Form S-8), to require us, subject to certain conditions, to include all or a portion of these shares. The foregoing registration rights are subject to certain notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. Pursuant to the terms of the registration rights agreement, Elf Aquitaine may be prohibited from any public sale or distribution of any of these shares not included in a "piggyback" registration for a period of 90 days in connection with any public offering of our common stock under the Securities Act.

   Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   The common stock is listed on the New York Stock Exchange under the symbol "VPI."

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                            Paid by Vintage
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
      Per share.......................................    $            $
      Total...........................................    $            $

   In connection with this offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares in the open market. These transactions may include over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of our common stock made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a selling member when Salomon Smith Barney Inc., in covering syndicate short positions or market stabilizing purchases, repurchases shares originally sold by that syndicate member. Any of these activities may cause the price of the common stock to be higher than that price that would otherwise exist in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

   We estimate that our total expenses of this offering will be $265,000.

   The representatives have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL OPINIONS

   Conner & Winters, A Professional Corporation, Tulsa, Oklahoma, as our counsel, will issue an opinion for us regarding the validity of the shares of common stock offered by this prospectus supplement and the accompanying prospectus. Certain legal matters related to this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

   Our audited financial statements incorporated by reference in the accompanying prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect to such audited financial statements, and are incorporated by reference in reliance upon the authority of such firm as experts in giving such report.

   The estimated reserve evaluations and related calculations of Netherland, Sewell & Associates, Inc. for the United States, Argentina, Ecuador and the El Huemul Properties set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus have been included or incorporated by reference in reliance upon the authority of such firm as experts in petroleum engineering.

   The estimated reserve evaluations and related calculations of DeGolyer and MacNaughton for Bolivia set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus have been included or incorporated by reference in reliance upon the authority of such firm as experts in petroleum engineering.

PROSPECTUS

                                 $400,000,000

                               ----------------

                            VINTAGE PETROLEUM, INC.
                           4200 One Williams Center
                             Tulsa, Oklahoma 74172
                                (918) 592-0101

                                Debt Securities
                      Junior Subordinated Debt Securities
                                Preferred Stock
                               Depositary Shares
                                 Common Stock

                               ----------------

                       VINTAGE PETROLEUM CAPITAL TRUST I
                           4200 One Williams Center
                             Tulsa, Oklahoma 74172
                                (918) 592-0101

                             Preferred Securities
                           Guaranteed to the extent
                        set forth in this Prospectus by
                            Vintage Petroleum, Inc.

                               ----------------

   We will provide specific terms of these securities in supplements to this Prospectus. Before you invest, you should carefully read this Prospectus and any supplements to this Prospectus.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

   This Prospectus may not be used to sell securities unless accompanied by a supplement to this Prospectus.

                    This Prospectus is dated May 11, 1999.

   You should rely only on the information incorporated by reference or contained in this Prospectus or any Prospectus Supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About This Prospectus......................................................   3
Where You Can Find More Information........................................   3
The Company................................................................   4
The Trust..................................................................   4
Ratio of Earnings to Fixed Charges.........................................   5
Use of Proceeds............................................................   5
Description of Debt Securities.............................................   6
Description of Junior Subordinated Debt Securities.........................  18
Description of Preferred Stock.............................................  26
Description of Depositary Shares...........................................  26
Description of Common Stock................................................  29
Description of Preferred Securities........................................  31
Description of Guarantee...................................................  33
Plan of Distribution.......................................................  37
Legal Opinions.............................................................  39
Experts....................................................................  39

                             ABOUT THIS PROSPECTUS

   This Prospectus is part of a Registration Statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this Prospectus in one or more offerings up to a total dollar amount of $400,000,000. This Prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update, or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with the additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our common stock is listed and traded on the New York Stock Exchange under the symbol "VPI." Our reports, proxy statements, and other information filed with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   This Prospectus, which constitutes a part of a Registration Statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the Registration Statement. Accordingly, you should refer to the Registration Statement and its exhibits for further information with respect to us and the securities described in this Prospectus. Copies of the Registration Statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this Prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the Registration Statement.

   The SEC allows us to "incorporate by reference" the information we file with them into this Prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus (except for any information that is superseded by information included directly in this Prospectus and any Prospectus Supplement), and information that we file later with the SEC will automatically update and supersede the information in this Prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

  .Our Annual Report on Form 10-K for the year ended December 31, 1998;

  .Our Quarterly Report on From 10-Q for the quarter ended March 31, 1999;

  .Our Current Reports on Form 8-K dated February 24, 1999, and March 16,
  1999;

  . The description of our common stock contained in our Registration
    Statement on Form 8-A, dated July 18, 1990, including any amendment or report filed before or after the date of this Prospectus for the purpose of updating the description; and

  . The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A, dated March 22, 1999, including any amendment or report filed before or after the date of this Prospectus for the purpose of updating the description.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                William C. Barnes, Secretary
                Vintage Petroleum, Inc.
                4200 One Williams Center
                Tulsa, Oklahoma 74172
                (918) 592-0101

                                  THE COMPANY

   Vintage Petroleum, Inc. (the "Company") is an independent oil and gas company engaged in the development, exploitation, exploration, acquisition and production of oil and natural gas. The Company is focused on acquiring producing oil and gas properties containing the potential for increased value through exploitation and development activities. The Company has been successful at increasing the values of prior acquisitions by restoring or increasing production of producing wells, adding production from new formations in existing wells, instituting waterflood and other enhanced recovery operations, reducing operating costs and drilling development wells. The Company believes that its primary strengths are its ability to add reserves at attractive prices and its low cost operating structure.

                                   THE TRUST

   Vintage Petroleum Capital Trust I (the "Trust") is a statutory business trust formed by the Company, as sponsor of the Trust, under Delaware law. In connection with an offering of the preferred securities of the Trust (the "Preferred Securities"), the declaration of trust of the Trust will be amended and restated in its entirety (as so amended and restated, the "Declaration") substantially in the form filed as an exhibit to the Registration Statement and will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

   The Trust exists for the sole purposes of:

  . issuing the Preferred Securities;

  . investing the gross proceeds of the sale of the Preferred Securities in a specific series of Junior Subordinated Debt Securities of the Company; and

  . engaging in only those other necessary or incidental activities.

   The Company will acquire all of the common securities of the Trust (the "Common Securities") which will have an aggregate liquidation amount equal to a minimum of 3% of the total capital of the Trust. The Common Securities will rank equally, and payments will be made on the Common Securities pro rata, with the Preferred Securities, except that upon the occurrence and continuance of an event of default under the Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Company will pay all fees and expenses related to the Trust and the offering of the Preferred Securities.

   The Trust's business and affairs will be conducted by a number of trustees (its "Trustees") as provided in the Declaration. The Company, as holder of all of the Common Securities, will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Trustees of the Trust. The duties and obligations of the Trustees of the Trust will be governed by the Declaration.

   At least one of the Trustees of the Trust will be a person who is an employee or officer of or who is affiliated with the Company (a "Regular Trustee"). One Trustee of the Trust will be a financial institution that is not affiliated with the Company, which shall act as property trustee and as indenture trustee for the purposes of the Trust Indenture Act (the "Property Trustee") pursuant to the terms of the Declaration as may be further described in a Prospectus Supplement. In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable laws, one Trustee of the Trust will be a legal entity having a principal place of business in, or an individual resident of, the State of Delaware (the "Delaware Trustee").

   The Property Trustee will be The Chase Manhattan Bank, and the Delaware Trustee will be Chase Manhattan Bank Delaware. The office of the Delaware Trustee in the State of Delaware is Chase Manhattan Bank Delaware, 1201 Market Street, Wilmington, Delaware 19801.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth the ratio of earnings to fixed charges for the Company.

                                    Years Ended December 31,
                               --------------------------------------------
                               1994(/1/) 1995(/1/) 1996(/1/) 1997(/1/) 1998
                               --------- --------- ----      ----      ----
   Ratio of earnings to
    fixed charges(/2/)(/3/)...    2.9x      1.6x   2.4x      2.7x       --(/4/)

--------
(1) Restated to reflect change in accounting method for the Company's oil and gas properties effective January 1, 1998, from the full cost method to the successful efforts method.
(2) For purposes of calculating the ratio of earnings to fixed charges, earnings are defined as income of the Company and its subsidiaries before income taxes and fixed charges. Fixed charges consist of interest expense, including amortization of financing costs and any discount or premium related to any indebtedness.
(3) The Company had no Preferred Stock outstanding and paid no dividends on Preferred Stock during any of the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividend requirements is the same as the ratio of earnings to fixed charges.
(4) Earnings for the year were insufficient to cover fixed charges by approximately $131.2 million.

                                USE OF PROCEEDS

   The net proceeds from the sale of the Company's securities offered by this Prospectus and the accompanying Prospectus Supplement will be used for general corporate purposes, including:

  .repayment of debt,

  .working capital,

  .capital expenditures,

  .acquisitions, and

  .other business opportunities.

The net proceeds may be invested temporarily until they are used for their stated purpose. The Trust will use all proceeds received from the sale of Preferred Securities to purchase Junior Subordinated Debt Securities of the Company.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the Company's unsecured debt securities, which may consist of senior notes and debentures and subordinated notes and debentures (the "Debt Securities"), sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities being offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference should be made to both the Prospectus Supplement and to the following description.

   The Debt Securities will be general obligations of the Company and may be subordinated to "Senior Indebtedness" (as defined below) of the Company to the extent set forth in the applicable Prospectus Supplement. See "Description of Debt Securities--Subordination" below. Debt Securities will be issued under an indenture (the "Indenture") to be entered into between the Company and The Chase Manhattan Bank or such other trustee as may be named in a Prospectus Supplement (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture. Capitalized terms used in the following summary but not defined have the meanings specified in the Indenture.

General

   The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued. The Debt Securities may be issued in one or more series as may be authorized from time to time by the Company. The Indenture does not limit the amount of other unsecured indebtedness or securities which may be issued by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will not benefit from any covenant or other provision that would afford holders of Debt Securities special protection in the event of a highly leveraged transaction involving the Company. Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities of the series with respect to which the Prospectus Supplement is being delivered:

     (a) the title of Debt Securities of the series;

     (b) any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture;

     (c) the date or dates on which the principal and premium, if any, with respect to the Debt Securities of the series are payable;

     (d) the rate or rates (which may be fixed or variable), or the method of determination of the rate or rates, at which the Debt Securities of the series will bear interest, the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable or the method by which such date will be determined, the record dates for the determination of holders of Debt Securities of the series to whom such interest is payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

     (e) the place or places of payment, if any, in addition to or instead of the corporate trust office of the Trustee where the principal, premium, if any, and interest with respect to Debt Securities of the series will be payable;

     (f) the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise;

     (g) the obligation, if any, of the Company to redeem, purchase, or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder of Debt Securities of the series and the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series will be redeemed, purchased, or repaid, in whole or in part, pursuant to such obligations;

     (h) the terms, if any, upon which the Debt Securities of the series may be convertible into or exchanged for securities of the Company or any other issuer or obligor and the terms and conditions upon which such conversion or exchange will be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other provision in addition to or in lieu of those described herein;

     (i) if other than denominations of $1,000 or any integral multiple of $1,000, the denominations in which Debt Securities of the series will be issuable;

     (j) if the amount of principal, premium, if any, or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

     (k) if the principal amount payable at the stated maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount that will be due and payable upon any maturity other than the stated maturity or that will be deemed to be outstanding as of any such date (or, in such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent principal amount in United States currency;

     (l) any changes or additions to the provisions of the Indenture dealing with defeasance, including the addition of additional covenants that may be subject to the Company's covenant defeasance option;

     (m) if other than United States dollars, the coin or currency or currencies or units of two or more currencies in which payment of the principal, premium, if any, and interest with respect to Debt Securities of the series shall be payable;

     (n) if other than the principal amount of Debt Securities of the series, the portion of the principal amount of Debt Securities of the series which shall be payable upon declaration of acceleration or provable in bankruptcy;

     (o) the terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the Indenture as currently in effect;

     (p) any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal of and interest on such Debt Securities due and payable;

     (q) whether the Debt Securities of the series will be issued in whole or in part in global form, the terms and conditions, if any, upon which any global security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form and the depositary for any such global security;

     (r) any trustees, authenticating or paying agents, transfer agents or registrars;

     (s) the applicability of, and any addition to or change in the covenants and definitions currently set forth in the Indenture or in the terms relating to permitted consolidations, mergers, or sales of assets, including conditioning any merger, conveyance, transfer or lease permitted by the Indenture upon the satisfaction of an Indebtedness coverage standard by the Company and Successor Company;

     (t) the terms, if any, of any guarantee of the payment of principal of, and premium, if any, and interest on, Debt Securities of the series and any corresponding changes to the provisions of the Indenture as currently in effect;

     (u) the subordination, if any, of the Debt Securities of the series and any changes or additions to the provisions of the Indenture relating to subordination;

     (v) if Debt Securities of the series do not bear interest, the dates for certain required reports to the Trustee; and

     (w) any other terms of the Debt Securities of the series (which terms shall not be prohibited by the Indenture).

   The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to:

     (a) Debt Securities with respect to which payments of principal, premium, or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies, or commodities);

     (b) Debt Securities with respect to which principal, premium, or interest is payable in a foreign or composite currency;

     (c) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities"); and

     (d) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

   Payments of interest on Debt Securities shall be made at the corporate trust office of the Trustee or at the option of the Company by check mailed to the registered holders of Debt Securities or, if so provided in the applicable Prospectus Supplement, at the option of a holder by wire transfer to an account designated by such holder.

   Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Global Securities

   The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Global Security") that will be deposited with a depositary or its nominee identified in the Prospectus Supplement relating to such series. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the depositary for such Global Security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

   The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

   Upon the issuance of a Global Security, the depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such depositary ("participants"). The amounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders of such Debt Securities under the Indenture.

   Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   The Company expects that the depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

   If the depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities.

Subordination

   Debt Securities may be subordinated ("Subordinated Debt Securities") in right of payment, to the extent and in the manner set forth in the Indenture and the applicable Prospectus Supplement, to the prior payment of all Indebtedness of the Company that is designated as "Senior Indebtedness." Senior Indebtedness, with respect to any series of Subordinated Debt Securities, will consist of any Indebtedness of the Company that is designated in a resolution of the Company's Board of Directors or the supplemental Indenture establishing such series as Senior Indebtedness with respect to such series.

   Upon any payment or distribution of assets of the Company to creditors or upon a total or partial liquidation or dissolution of the Company or in a bankruptcy, receivership, or similar proceeding relating to the Company or its property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of Subordinated Debt Securities shall be entitled to receive any payment of principal, premium, or interest with respect to the Subordinated Debt Securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of Subordinated Debt Securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that such holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the Subordinated Debt Securities).

   The Company may not make any payments of principal, premium, or interest with respect to Subordinated Debt Securities, make any deposit for the purpose of defeasance of such Subordinated Debt Securities, or repurchase, redeem, or otherwise retire (except, in the case of Subordinated Debt Securities that provide for a mandatory sinking fund, by the delivery of Subordinated Debt Securities by the Company to the Trustee in satisfaction of the Company's sinking fund obligation) any Subordinated Debt Securities if:

     (a) any principal, premium, if any, or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity), or

     (b) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms,

   unless, in either case,

     (i) the default has been cured or waived and such acceleration has been rescinded,

     (ii) such Senior Indebtedness has been paid in full in cash, or

     (iii) the Company and the Trustee receive written notice approving such payment from the representatives of each issue of "Designated Senior Indebtedness" (which will include any specified issue of Senior
  Indebtedness).

During the continuance of any default (other than a default described in clause
(a) or (b) above) with respect to any Senior Indebtedness pursuant to which the maturity of such Senior Indebtedness may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Subordinated Debt Securities for a period (the "Payment Blockage Period") commencing on the receipt by the Company and the Trustee of written notice of such default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Blockage Notice") and expiring 179 days thereafter. The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and the Company from the person who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of such Senior Indebtedness shall have accelerated the maturity of such Senior Indebtedness, the Company may resume payments on the Subordinated Debt Securities after the expiration of the Payment Blockage Period. Not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first Blockage Notice within such 360-day period is given by or on behalf of holders of Designated Senior Indebtedness other than the Bank Indebtedness, in which case the representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, holders of the Subordinated Debt Securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

   As a result of the subordination provisions, in the event of the Company's bankruptcy or insolvency, creditors of the Company who are holders of Senior Indebtedness, as well as certain general creditors of the Company, may recover ratably more than the holders of the Subordinated Debt Securities.

Events of Default and Remedies

   The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities:

     (a) default in the payment of any installment of interest on any Debt Securities of that series when due and payable (whether or not, in the case of Subordinated Debt Securities, such payment shall be prohibited by reason of the subordination provision described above) and continuance of such default for a period of 30 days;

     (b) default in the payment of principal or premium, if any, with respect to any Debt Securities of that series when due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase, or otherwise (whether or not, in the case of Subordinated Debt Securities, such payment shall be prohibited by reason of the subordination provision described above);

     (c) default in the payment of any sinking fund payment with respect to any Debt Securities of that series when due and payable;

     (d) the Company fails to comply with the provisions of the Indenture relating to consolidations, mergers and sales of assets;

     (e) the Company fails to observe or perform any other of its covenants or agreements in the Debt Securities of that series, in any resolution of the Board of Directors of the Company authorizing the issuance of that series of Debt Securities, in the Indenture with respect to such series, or in any supplemental Indenture with respect to such series (other than a covenant or agreement a default in the performance of which is otherwise specifically dealt with) for a period of 60 days after the date on which written notice specifying such failure and requiring the Company to remedy the same has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

     (f) the Company or any Subsidiary does not pay its Indebtedness within any applicable grace period after final maturity or such Indebtedness is accelerated by the holders of such Indebtedness because of a default, the total amount of such Indebtedness unpaid or accelerated exceeds $40 million or the United States dollar equivalent of $40 million at the time, and such default remains uncured or such acceleration is not rescinded for 10 days after the date on which written notice specifying such failure and requiring the Company to remedy such failure shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

     (g) the Company shall

       (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal or state bankruptcy, insolvency, or similar law,

       (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding of the filing of any such petition,

       (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, or similar official for the Company for a substantial part of its property,

       (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding,

       (5) make a general assignment for the benefit of creditors,

       (6) admit in writing its inability or fail generally to pay its debts as they become due,

       (7) take corporate action for the purpose of effecting any of the foregoing, or

       (8) take any comparable action under any foreign laws relating to insolvency;

     (h) the entry of an order or decree by a court having competent jurisdiction for

       (1) relief with respect to the Company or a substantial part of its property under the United States Bankruptcy Code or any other federal or state bankruptcy, insolvency, or similar law,

       (2) the appointment of a receiver, trustee, custodian, sequestrator, or similar official for the Company or for a substantial part of its property, or

       (3) the winding-up or liquidation of the Company;

and such order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days; or

     (i) any other Event of Default provided under the terms of the Debt Securities of that series.

   An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

   If an Event of Default occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of (or, if Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) and interest on all the Debt Securities of such series due and payable immediately.

   If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any such judgment or final decree against the Company or any other obligor on the Debt Securities of such series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of the Company or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium and interest (or, in the case of Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid with respect to the Debt Securities. No holder of any Debt Securities of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless:

     (a) such holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance of such Event of Default;

     (b) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request to the Trustee to institute such action or proceeding with respect to such Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred in connection with such action or proceeding; and

     (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the provisions of the Indenture.

   Prior to the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the holders of all Debt Securities of that series, waive any past default or Event of Default and its consequences for that series, except:

     (a) a default in the payment of the principal, premium, if any, or interest with respect to such Debt Securities; or

     (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder so affected.

In case of any such waiver, such default shall cease to exist, any Event of Default arising from such default shall be deemed to have been cured for all purposes, and the Company, the Trustee and the holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture.

   The Trustee shall, within 90 days after the occurrence of a default known to it with respect to a series of Debt Securities, give to the holders of the Debt Securities of such series notice of all uncured defaults with respect to such series known to it, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of principal, premium, or interest with respect to the Debt Securities of such series or in the making of any sinking fund payment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities.

Modification of the Indenture

   The Company and the Trustee may enter into supplemental Indentures without the consent of the holders of Debt Securities issued under the Indenture for one or more of the following purposes:

     (a) to evidence the succession of another person to the Company pursuant to the provisions of the Indenture relating to consolidations, mergers, and sales of assets and the assumption by such successor of the covenants, agreements, and obligations of the Company in the Indenture and in the Debt Securities;

     (b) to surrender any right or power conferred upon the Company by the Indenture, to add to the covenants of the Company such further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of Debt Securities as the Board of Directors of the Company shall consider to be for the protection of the holders of such Debt Securities, and to make the occurrence, or the occurrence and continuance of a default in any of such additional covenants, restrictions, conditions, or provisions, a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition, or provision, such supplemental Indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the Trustee upon such default, or may limit the right of holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive such default);

     (c) to cure any ambiguity or to correct or supplement any provision contained in the Indenture, in any supplemental Indenture, or in any Debt Securities that may be defective or inconsistent with any other provision contained in the Indenture, in any supplemental Indenture, or in any Debt Securities, to convey, transfer, assign, mortgage, or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any holders of Debt Securities of any series;

     (d) to modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental Indenture under the Trust Indenture Act as then in effect;

     (e) to add or change any of the provisions of the Indenture to change or eliminate any restriction on the payment of principal or premium with respect to Debt Securities so long as any such action does not adversely affect the interest of the holders of Debt Securities in any material respect or permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

     (f) to comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

     (g) in the case of Subordinated Debt Securities, to make any change in the provisions of the Indenture relating to subordination that would limit or terminate the benefits available to any holder of Senior Indebtedness under such provisions (but only if such holder of Senior Indebtedness consents to such change);

     (h) to add guarantees with respect to the Debt Securities or to secure the Debt Securities;

     (i) to add to, change, or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change, or elimination not otherwise permitted under the Indenture shall

       (1) neither apply to any Debt Securities of any series created prior to the execution of such supplemental Indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such Debt Security with respect to such provision, or

       (2) become effective only when there is no such Debt Security outstanding;

     (j) to evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee; and

     (k) to establish the form or terms of Debt Securities of any series, as described under "Description of Debt Securities--General" above.

   With the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected, the Company and the Trustee may from time to time and at any time enter into a supplemental Indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holder of the Debt Securities of such series. However, without the consent of the holders of each Debt Security so affected, no such supplemental Indenture may:

     (a) reduce the percentage in principal amount of Debt Securities of any series whose holders must consent to an amendment;

     (b) reduce the interest rate or extend the time for payment of interest on any Debt Security;

     (c) reduce the principal of or extend the stated maturity of any Debt Security;

     (d) reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed;

     (e) make any Debt Security payable in a currency other than that stated in the Debt Security;

     (f) in the case of any Subordinated Debt Security, make any change in the provisions of the Indenture relating to subordination that adversely affects the rights of any holder under such provisions;

     (g) release any security that may have been granted with respect to the Debt Securities; or

     (h) make any change in the provisions of the Indenture relating to waivers of defaults or amendments that require unanimous consent.

Consolidation, Merger, and Sale of Assets

   The Indenture provides that the Company may not consolidate with or merge with or into any person, or convey, transfer, or lease all or substantially all of its assets, unless the following conditions have been satisfied:

     (a) Either

       (i) the Company is the continuing person in the case of a merger, or

       (ii) the successor corporation is a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all of the obligations of the Company under the Debt Securities and the Indenture;

     (b) Immediately after giving effect to the transaction (and treating any Indebtedness that becomes an obligation of the successor corporation or any Subsidiary of the Company as a result of the transaction as having been incurred by the successor corporation or such Subsidiary at the time of such transaction), no default or Event of Default would occur or be continuing; and

     (c) The Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, or transfer complies with the Indenture.

Certain Definitions

   The following definitions, among others, are used in the Indenture. Many of the definitions of terms used in the Indenture have been negotiated specifically for the purposes of inclusion in the Indenture and may not be consistent with the manner in which such terms are defined in other contexts. Prospective purchasers of Debt Securities are encouraged to read each of the following definitions carefully and to consider such definitions in the context in which they are used in the Indenture.

   "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

   "Disqualified Stock" of a Person means Redeemable Stock of such Person as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the Debt Securities.

   "GAAP" means generally accepted accounting principles in the United States as in effect as of the date on which the Debt Securities of the applicable series are issued, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in this Indenture shall be computed in conformity with GAAP consistently applied.

   "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

     (a) the principal of Indebtedness of such Person for borrowed money;

     (b) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

     (c) all Capitalized Lease Obligations of such Person;

     (d) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables);

     (e) all obligations of such Person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (d) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit;

     (f) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding, in each case, any accrued dividends);

     (g) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination or
  (B) the amount of such Indebtedness of such other Persons; and

     (h) all Indebtedness of other Persons to the extent Guaranteed by such Person.

For purposes of this definition, the maximum fixed redemption, repayment or repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Stock as if such Stock were redeemed, repaid or repurchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture; provided, however, that if such Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Stock as reflected in the most recent financial statements of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

   "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

   "Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

   "Redeemable Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event

     (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

     (ii) is convertible or exchangeable for Indebtedness (other than Preferred Stock) or Disqualified Stock, or

     (iii) is redeemable at the option of the holder thereof, in whole or in part.

   "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by

     (i) such Person,

     (ii) such Person and one or more Subsidiaries of such Person, or

     (iii) one or more Subsidiaries of such Person.

Satisfaction and Discharge of the Indenture; Defeasance

   The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if

     (a) the Company has delivered to the Trustee for cancellation all Debt Securities of such series (with certain limited exceptions), or

     (b) all Debt Securities of such series not previously delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Trustee as trust funds the entire amount in the currency in which the Debt Securities are denominated sufficient to pay at maturity or upon redemption all such Debt Securities;

and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Indenture by the Company.

   In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of the particular series, all of its obligations under such Debt Securities and the Indenture with respect to such Debt Securities) and "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to such Debt Securities under certain specified covenants contained in the Indenture). If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

   The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if:

     (a) the Company irrevocably deposits in trust with the Trustee cash or U.S. Government Obligations (as defined in the Indenture) for the payment of principal, premium, and interest with respect to such Debt Securities to maturity or redemption, as the case may be;

     (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payment of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, if any, and interest when due with respect to all the Debt Securities of such series to maturity or redemption, as the case may be;

     (c) 91 days pass after the deposit is made and during the 91-day period no default described in clause (g) or (h) under "Description of Debt Securities--Events of Default and Remedies" above with respect to the Company occurs that is continuing at the end of such period;

     (d) no default has occurred and is continuing on the date of such deposit and after giving effect thereto;

     (e) the deposit does not constitute a default under any other agreement binding on the Company, and, in the case of Subordinated Debt Securities, is not prohibited by the provisions of the Indenture relating to subordination;

     (f) the Company delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

     (g) the Company shall have delivered to the Trustee an opinion of counsel addressing certain federal income tax matters relating to the defeasance; and

     (h) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of such series as contemplated by the Indenture have been complied with.

   The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, if any, and interest with respect to the Debt Securities of the defeased series. In the case of Subordinated Debt Securities, the money and U.S. Government Obligations so held in trust will not be subject to the subordination provisions of the Indenture.

The Trustee

   The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business and the Trustee may own Debt Securities. The Prospectus Supplement relating to a particular issue of Debt Securities will provide additional information with respect to any relationship the Company may have with the Trustee for such Debt Securities.

               DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

   The following description of the terms of the Company's junior subordinated debt securities (the "Junior Subordinated Debt Securities") summarizes certain general terms and provisions of the Junior Subordinated Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Junior Subordinated Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Junior Subordinated Debt Securities being offered will be described in the applicable Prospectus Supplement. Accordingly, for a description of the terms of a particular issue of Junior Subordinated Debt Securities, reference must be made to both the applicable Prospectus Supplement relating to the particular issue of Junior Subordinated Debt Securities and to the following description.

   Junior Subordinated Debt Securities may be issued from time to time in one or more series under an indenture (the "Junior Subordinated Indenture") between the Company and The Chase Manhattan Bank or such other trustee as may be named in a Prospectus Supplement (the "Junior Subordinated Indenture Trustee"). A copy of the form of Junior Subordinated Indenture has been filed as an exhibit to the Registration Statement. The following discussion is a summary of the material terms of the Junior Subordinated Indenture and those made part of the Junior Subordinated Indenture by the Trust Indenture Act only and is not a complete description of its terms and provisions. Accordingly, the following summary is qualified in its entirety by reference to the Junior Subordinated Indenture and the Trust Indenture Act. Capitalized terms used in the following summary but not defined have the meanings specified in the Junior Subordinated Indenture.

General

   The Junior Subordinated Debt Securities will be unsecured, junior subordinated obligations of the Company. The Junior Subordinated Indenture does not limit the amount of additional indebtedness the Company or any of its subsidiaries may incur. Because of the Company's holding company structure, the Company's rights and the rights of its creditors, including the holders of Junior Subordinated Debt Securities, to participate in the assets of any subsidiary upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary. The Junior Subordinated Indenture and the Junior Subordinated Debt Securities do not contain any covenants or other provisions designed to protect holders of Junior Subordinated Debt Securities in the event of a highly leveraged transaction involving the Company or any of its subsidiaries.

   The Junior Subordinated Indenture does not limit the aggregate principal amount of indebtedness which may be issued under it. Junior Subordinated Debt Securities may be issued under the Junior Subordinated Indenture from time to time in one or more series pursuant to a supplement to the Junior Subordinated Indenture.

   In the event Junior Subordinated Debt Securities are issued to the Trust or a Trustee of the Trust in connection with the issuance of Preferred Securities by the Trust, such Junior Subordinated Debt Securities subsequently may be distributed pro rata to the holders of such Preferred Securities in connection with the dissolution of the Trust upon the occurrence of certain events described in the applicable Prospectus Supplement. Only one series of Junior Subordinated Debt Securities will be issued to the Trust or a Trustee of such Trust in connection with the issuance of Preferred Securities by such Trust.

   Reference is made to the applicable Prospectus Supplement for a description of the following terms of the series of Junior Subordinated Debt Securities in respect of which such Prospectus Supplement is being delivered (to the extent such terms are applicable to the Junior Subordinated Debt Securities):

     (a) the specific designation of such Junior Subordinated Debt Securities, aggregate principal amount and purchase price;

     (b) any limit on the aggregate principal amount of such Junior Subordinated Debt Securities;

     (c) the date or dates on which the principal of such Junior Subordinated Debt Securities is payable and the right, if any, to extend such date or dates;

     (d) the rate or rates at which such Junior Subordinated Debt Securities will bear interest or the method of calculating such rate or rates, if any;

     (e) the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record dates for the determination of holders to whom interest is payable on any such interest payment dates;

     (f) the right, if any, to extend the interest payment periods and the duration of such extension;

     (g) the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Junior Subordinated Debt Securities may be redeemed, in whole or in part, at the option of the Company;

     (h) the obligation, if any, of the Company to redeem or purchase such Junior Subordinated Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the holder of such Junior Subordinated Debt Securities and the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Junior Subordinated Debt Securities shall be redeemed or purchased, in whole or part, pursuant to such obligation;

     (i) whether and under what circumstances the Company will pay additional amounts on the Junior Subordinated Debt Securities held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Junior Subordinated Debt Securities rather than pay such additional amounts;

     (j) the form of such Junior Subordinated Debt Securities;

     (k) if other than denominations of $50 or any integral multiple of $50, the denominations in which such Junior Subordinated Debt Securities shall be issuable;

     (l) any and all other terms with respect to such series, including any modification of or additions to the events of default or covenants provided for with respect to the Junior Subordinated Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations not inconsistent with the Junior Subordinated Indenture;

     (m) the terms and conditions upon which the Junior Subordinated Debt Securities may be convertible into or exchanged for Common Stock, Preferred Stock, Preferred Securities, or indebtedness or other securities of any kind of the Company; and

     (n) whether such Junior Subordinated Debt Securities are issuable as a global security, and in such case, the identity of the depositary.

   Unless otherwise indicated in the applicable Prospectus Supplement, the Junior Subordinated Debentures will be issued in United States dollars in fully registered form without coupons in denominations of $50 or integral multiples of $50. No service charge will be made for any transfer or exchange of any Junior Subordinated Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any applicable tax or other governmental charge. Unless otherwise set forth in the Prospectus Supplement, interest on outstanding Junior Subordinated Debt Securities will be paid to holders of record on the date which is 15 days immediately prior to the date such interest is to be paid.

   Junior Subordinated Debt Securities may bear interest at a fixed rate or a floating rate. Junior Subordinated Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special federal income tax considerations applicable to any such discounted Junior Subordinated Debt Securities or to certain Junior Subordinated Debt Securities issued at par which are treated as having been issued at a discount for federal income tax purposes will be described in the applicable Prospectus Supplement.

Global Securities

   If any Junior Subordinated Debt Securities of a series are represented by one or more Global Securities, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such Global Security may exchange such interests for Junior Subordinated Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. Principal of, and any premium and interest on, a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

   The specific terms of the depositary arrangement with respect to any portion of a series of Junior Subordinated Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement.

Consolidation, Merger, Conveyance or Transfer

   The Junior Subordinated Indenture provides that the Company may not consolidate with or merge with or into any other person or convey, transfer or lease all or substantially all of its assets to any person, unless the following conditions have been satisfied:

     (a) either

       (i) the Company is the continuing person in the case of a merger, or

       (ii) the successor corporation is a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all of the obligations of the Company under the Junior Subordinated Debt Securities and the Junior Subordinated Indenture;

     (b) immediately after giving effect to the transaction, no default or Event of Default would occur or be continuing; and

     (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, or transfer complies with the Junior Subordinated Indenture.

Events of Default; Waiver and Notice of Events of Default

   As to any series of Junior Subordinated Debt Securities, an "Event of Default" is defined in the Junior Subordinated Indenture as:

     (a) default for 90 days in payment of any interest on the Junior Subordinated Debt Securities of such series when due and payable (subject to the deferral of any due date in the case of an Extension Period);

     (b) default in payment of principal of or any premium on the Junior Subordinated Debt Securities of such series when due and payable;

     (c) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Junior Subordinated Debt Securities of such series;

     (d) default by the Company in the performance, or breach, of any other covenant or warranty contained in the Junior Subordinated Indenture for the benefit of such series which shall not have been remedied for a period of 90 days after notice is given as specified in the Junior Subordinated Indenture; and

     (e) certain events of bankruptcy, insolvency and reorganization of the Company.

   A default under other indebtedness of the Company will not be a default under the Junior Subordinated Indenture and a default under one series of Debt Securities or Junior Subordinated Debt Securities will not necessarily be a default under another series.

   The Junior Subordinated Indenture provides that if an Event of Default shall have occurred and be continuing with respect to any series, either the Junior Subordinated Indenture Trustee or the holders of not less than 25% in aggregate principal amount of the Junior Subordinated Debt Securities of that series then outstanding (each series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Junior Subordinated Debt Securities of such series and the accrued interest, if any, to be due and payable immediately. However, in certain circumstances the declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Junior Subordinated Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Junior Subordinated Debt Securities of such series then outstanding (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of the Trust and with respect to which a Security Exchange has not previously occurred, such consent of the holders of the Preferred Securities and the Common Securities of the Trust as may be required under the Declaration).

   A "Security Exchange" means the distribution of the Junior Subordinated Debt Securities held as trust assets of the Trust in exchange for the Preferred Securities and the Common Securities of the Trust in dissolution of the Trust pursuant to the Declaration.

   Under the Junior Subordinated Indenture, the Junior Subordinated Indenture Trustee must give to the holders of each series of Junior Subordinated Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term "default" to include the events specified above without notice or grace periods, except that in the case of any default of the type described in clause (d) above, no such notice shall be given until at least 90 days after the occurrence of such default); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Junior Subordinated Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the applicable Junior Subordinated Indenture Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Junior Subordinated Debt Securities of such series.

   No holder of any Junior Subordinated Debt Securities of any series may institute any action under the Junior Subordinated Indenture unless:

     (a) the holder gives the Junior Subordinated Indenture Trustee written notice of a continuing Event of Default with respect to such series;

     (b) the holders of not less than 25% in aggregate principal amount of the Junior Subordinated Debt Securities of such series then outstanding request the Junior Subordinated Indenture Trustee to institute proceedings in respect of the Event of Default;

     (c) the holder or holders have offered the Junior Subordinated Indenture Trustee such reasonable indemnity as the Junior Subordinated Indenture Trustee may require;

     (d) the Junior Subordinated Indenture Trustee has failed to institute an action for 60 days thereafter; and

     (e) no inconsistent direction has been given to the Junior Subordinated Indenture Trustee during such 60-day period by the holders of a majority in aggregate principal amount of Junior Subordinated Debt Securities of such series then outstanding (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of the Trust and with respect to which a Security Exchange has not previously occurred, such consent of the holders of the Preferred Securities and the Common Securities of the Trust as may be required under the Declaration).

   The holders of a majority in aggregate principal amount of the Junior Subordinated Debt Securities of any series affected and then outstanding (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of the Trust and with respect to which a Security Exchange has not previously occurred, such consent of the holders of the Preferred Securities and the Common Securities of the Trust as may be required under the Declaration) will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Junior Subordinated Indenture Trustee or exercising any trust or power conferred on such Junior Subordinated Indenture Trustee with respect to such series of Junior Subordinated Debt Securities. The Junior Subordinated Indenture provides that, in case an Event of Default shall occur and be continuing, the Junior Subordinated Indenture Trustee, in exercising its rights and powers under such Junior Subordinated Indenture, will be required to use the degree of care of a prudent person in the conduct of such person's own affairs. The Junior Subordinated Indenture further provides that the Junior Subordinated Indenture Trustee shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the Junior Subordinated Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it.

   The Company must furnish to the Junior Subordinated Indenture Trustee by May 15 of each year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the Junior Subordinated Indenture and the terms of the Junior Subordinated Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of such Junior Subordinated Indenture through such year or, if the Company is in default, specifying such default.

Modification of the Junior Subordinated Indenture

   The Junior Subordinated Indenture provides that the Company and the Junior Subordinated Indenture Trustee may, without the consent of any holders of Junior Subordinated Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Junior Subordinated Indenture Events of Default, establishing the form or terms of any series of Junior Subordinated Debt Securities or curing ambiguities or inconsistencies in the Junior Subordinated Indenture or making other provisions.

   With certain exceptions, the Junior Subordinated Indenture or the rights of the holders of the Junior Subordinated Debt Securities may be modified by the Company and the Junior Subordinated Indenture Trustee with the consent of the holders of a majority in aggregate principal amount of the Junior Subordinated Debt Securities of each series affected by such modification then outstanding (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of the Trust and with respect to which a Security Exchange has not previously occurred, such consent of the holders of the Preferred Securities and the Common Securities of the Trust as may be required under the Declaration). No such modification may be made without the consent of the holder of each outstanding Junior Subordinated Debt Security so affected (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of the Trust and with respect to which a Security Exchange has not previously occurred, such consent of the holders of the Preferred Securities and the Common Securities of the Trust as may be required under the Declaration) which would:

     (a) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Junior Subordinated Debt Security, or reduce the principal amount of any Junior Subordinated Debt Security or the interest or any premium on any Junior Subordinated Debt Security, or change the method of computing the amount of principal of any Junior Subordinated Debt Security or interest on any Junior Subordinated Debt Security on any date or change any place of payment where, or the coin or currency in which, any Junior Subordinated Debt Security or any premium or interest on any Junior Subordinated Debt Security is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity of any Junior Subordinated Debt Security (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be); or

     (b) reduce the percentage in principal amount of the outstanding Junior Subordinated Debt Securities of any series, the consent of whose holders is required for any modification or for any waiver of compliance with certain provisions of the Junior Subordinated Indenture or certain defaults under the Junior Subordinated Indenture and their consequences.

Defeasance and Discharge

   Under the terms of the Junior Subordinated Indenture, the Company will be discharged from any and all obligations in respect of a series of the Junior Subordinated Debt Securities (except in each case for certain obligations to register the transfer or exchange of such Junior Subordinated Debt Securities, replace stolen, lost or mutilated Junior Subordinated Debt Securities of such series, maintain paying agencies and hold moneys for payment in trust) if:

     (a) the Company irrevocably deposits with the Junior Subordinated Indenture Trustee cash or U.S. Government Obligations or a combination thereof, as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of, premium, if any, and interest on all outstanding Junior Subordinated Debt Securities of such series;

     (b) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound;

     (c) the Company delivers to the Junior Subordinated Indenture Trustee an opinion of counsel to the effect that the holders of the Junior Subordinated Debt Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and that such deposit, defeasance and discharge will not otherwise alter holders' federal income tax treatment with respect to payments on such Junior Subordinated Debt Securities of such series (such opinion must be based on a ruling of the Internal Revenue Service or a change in federal income tax law occurring after the date of the Junior Subordinated Indenture, since such a result would not occur under current tax law);

     (d) the Company has delivered to the Junior Subordinated Indenture Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to such defeasance and discharge have been complied with; and

     (e) no event or condition shall exist that, pursuant to the applicable subordination provisions, would prevent the Company from making payments of principal of, premium, if any, and interest on the Junior Subordinated Debt Securities at the date of the irrevocable deposit referred to above.

   The Junior Subordinated Indenture Trustee will hold in trust cash or U.S. Government Obligations deposited with it as described above and will apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, if any, and interest with respect to the Junior Subordinated Debt Securities of the defeased series.

Certain Covenants of the Company Applicable to the Junior Subordinated Debt Securities

   If Junior Subordinated Debt Securities are issued to the Trust in connection with the issuance of Preferred Securities by the Trust, the Company covenants in the Junior Subordinated Indenture that, so long as the Preferred Securities of the Trust remain outstanding, the Company will not declare or pay any dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any Common Stock or Preferred Stock or make any guarantee payments with respect thereto if at such time:

     (a) the Company shall be in default with respect to any guaranteed payments or distributions, or other payment obligations, under the related Guarantee;

     (b) there shall have occurred any Event of Default under the Junior Subordinated Indenture with respect to such Junior Subordinated Debt Securities; or

     (c) in the event that Junior Subordinated Debt Securities are issued to the Trust in connection with the issuance of Preferred Securities by the Trust, the Company shall have given notice of its election to defer payments of interest on such Junior Subordinated Debt Securities by extending the interest payment period as provided in the terms of the Junior Subordinated Debt Securities and such period, or any extension of such period, is continuing.

The restrictions above will not apply to:

     (a) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock;

     (b) any declaration of a dividend under a stockholder rights plan or in connection with the implementation of a stockholder rights plan, the issuance of capital stock of the Company under a stockholder rights plan or the redemption, repurchase or exchange of any such right distributed pursuant to a stockholder rights plan;

     (c) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any Preferred Stock as may be outstanding from time to time in accordance with the terms of such Preferred Stock;

     (d) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any Preferred Stock as may be outstanding from time to time in accordance with the terms of such Preferred Stock;

     (e) payments under the Guarantee; or

     (f) purchases of Common Stock related to the issuance of Common Stock or rights under any of the Company's benefit plans for its directors, officers or employees, or related to the issuance of Common Stock or rights under a dividend reinvestment and stock purchase plan.

   In addition, if Junior Subordinated Debt Securities are issued to the Trust in connection with the issuance of Preferred Securities by the Trust, for so long as the Preferred Securities of the Trust remain outstanding, the Company has agreed

     (1) to remain the sole direct or indirect owner of all the outstanding Common Securities issued by the Trust and not to cause or permit such Common Securities to be transferred except to the extent permitted by the Declaration of such Trust, provided that any permitted successor of the Company under the Junior Subordinated Indenture may succeed to the Company's ownership of such Common Securities,

     (2) to comply fully with all its obligations and agreements under such Declaration, and

     (3) not to take any action which would cause the Trust to cease to be treated as a grantor trust for federal income tax purposes, except in connection with a distribution of Junior Subordinated Debt Securities.

Subordination

   The Junior Subordinated Debt Securities will be subordinated and junior in right of payment to certain other indebtedness of the Company to the extent set forth in the applicable Prospectus Supplement.

   The payment of the principal of, premium, if any, and interest on the Junior Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company. No payment on account of principal of, premium, if any, or interest on the Junior Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Junior Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity of such Senior Indebtedness (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the holders of such Senior Indebtedness. In addition, the Junior Subordinated Indenture provides that if a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity of such Senior Indebtedness, or an event has occurred which, with the giving of notice, or lapse of time, or both, would constitute such an event of default, then unless and until such event shall have been cured or waived or shall have ceased to exist, no payment on account of principal, premium, if any, or interest on the Junior Subordinated Debt Securities and no acquisition of, or payment on account of a sinking fund for, the Junior Subordinated Debt Securities may be made. The Company shall give prompt written notice to the Junior Subordinated Indenture Trustee of any default under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. The Junior Subordinated Indenture provisions described in this paragraph, however, do not prevent the Company from making a sinking fund payment with Junior Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full before the holders of the Junior Subordinated Debt Securities are entitled to any payments whatsoever. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Junior Subordinated Debt Securities may recover ratably less than senior creditors of the Company.

   For purposes of the description of the Junior Subordinated Debt Securities, the term "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Junior Subordinated Indenture or thereafter incurred or created:

     (a) indebtedness of the Company for money borrowed;

     (b) guarantees by the Company of indebtedness of others;

     (c) indebtedness evidenced by notes, debentures, bonds, guarantees or other instruments of indebtedness for the payment of which the Company is responsible or liable; or

     (d) obligations of the Company under any lease or agreement to lease, any other indebtedness, liability or obligation of the Company, or renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (a), (b) and (c), unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing such indebtedness, or pursuant to which such indebtedness is outstanding, such indebtedness or such renewal, extension or refunding of such indebtedness is not superior in right of payment to the Junior Subordinated Debt Securities.

Notwithstanding the foregoing, Senior Indebtedness does not include any obligation of the Company to a Subsidiary.

Concerning the Junior Subordinated Indenture Trustee

   The Junior Subordinated Indenture Trustee for the Junior Subordinated Debt Securities will be identified in the applicable Prospectus Supplement. In certain instances, the Company or the holders of a majority of the then outstanding principal amount of the Junior Subordinated Debt Securities issued under the Junior Subordinated Indenture may remove the Junior Subordinated Indenture Trustee and appoint a successor Junior Subordinated Indenture Trustee. The Junior Subordinated Indenture Trustee may become the owner or pledgee of any of the Junior Subordinated Debt Securities with the same rights, subject to certain conflict of interest restrictions, it would have if it were not the Junior Subordinated Indenture Trustee. The Junior Subordinated Indenture Trustee and any successor trustee must be a corporation organized and doing business as a commercial bank or trust company under the laws of the United States or of any state, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and subject to examination by federal or state authority. From time to time and subject to applicable law relating to conflicts of interest, the Junior Subordinated Indenture Trustee may also serve as trustee under other indentures relating to Debt Securities or Junior Subordinated Debt Securities issued by the Company or affiliated companies and it may maintain banking and commercial relationships with the Company and affiliated companies. The Prospectus Supplement relating to a particular series of Junior Subordinated Debt Securities will provide additional information with respect to any relationship the Company may have with the Junior Subordinated Indenture Trustee for such Junior Subordinated Debt Securities.

                         DESCRIPTION OF PREFERRED STOCK

   The Company has 5,000,000 authorized shares of Preferred Stock, having a par value of $.01 per share. As of the date of this Prospectus, no shares of Preferred Stock were issued or outstanding; however, the Board of Directors of the Company has reserved for issuance pursuant to the Company's Stockholder Rights Plan described below 80,000 shares of Series A Junior Participating Preferred Stock.

   Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The particular terms of any series of Preferred Stock will be described in the Prospectus Supplement relating to that series of Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES

   The description set forth below and in any Prospectus Supplement of certain provisions of the deposit agreement and of the depositary shares and depositary receipts is not complete. You should carefully review the Prospectus Supplement and the form of deposit agreement and form of depositary receipts relating to each series of the Preferred Stock.

General

   The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock which will be represented by depositary shares rather than shares of Preferred Stock. The shares of any series of the Preferred Stock underlying the depositary shares will be deposited under a separate deposit agreement (the "Deposit Agreement") into which the Company will enter with a bank or trust company having its principal office in the United States and a combined capital and surplus of at least $50,000,000. Such bank will be considered the depositary (the "Depositary"). The Prospectus Supplement relating to a series of depositary shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a depositary share will be entitled, in proportion to the applicable interest in the number of shares of Preferred Stock underlying such depositary share, to all the rights and preferences of the Preferred Stock underlying such depositary share, including dividend, voting, redemption, conversion, exchange and liquidation rights.

   The depositary shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement, each of which will represent the applicable interest in a number of shares of a particular series of the Preferred Stock described in the applicable Prospectus Supplement. Depositary receipts will be distributed to those persons purchasing depositary shares in accordance with the terms of the offering described in the related Prospectus Supplement.

   Unless otherwise specified in the Prospectus Supplement, a holder of depositary shares is not entitled to receive the shares of Preferred Stock underlying the depositary shares.

Dividends and Other Distributions

   The Depositary will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of depositary shares representing such Preferred Stock in proportion to the numbers of such depositary shares owned by such holders on the relevant record date. The Depositary will distribute only such amount, however, as can be distributed without attributing to any holder of depositary shares a fraction of one cent, and any balance not so distributed will be added to and treated as part of the next sum received by the Depositary for distribution.

   In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of depositary shares entitled to such property, as nearly as practicable, in proportion to the number of depositary shares owned by such holder. However, if the Depositary determines that it is not feasible to make such distribution, it may, with the Company's approval, sell such property and distribute the net proceeds from such sale to such holders.

   The Deposit Agreement also contains provisions relating to the manner in which any subscription or similar rights that the Company offers to holders of Preferred Stock shall be made available to holders of depositary shares.

Conversion and Exchange

   If any series of the Preferred Stock underlying the depositary shares is subject to provisions relating to its conversion or exchange as set forth in the applicable Prospectus Supplement, each record holder of depositary shares will have the right or obligation to convert or exchange such depositary shares pursuant to its terms.

Redemption of Depositary Shares

   If a series of the Preferred Stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price payable with respect to the shares of Preferred Stock underlying the depositary shares. Whenever the Company redeems Preferred Stock from the Depositary, the Depositary will redeem as of the same redemption date a proportionate number of depositary shares representing the shares of Preferred Stock that were redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

   After the date fixed for redemption, the depositary shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary shares will cease, except the right to receive the redemption price payable upon such redemption and any money and other property to which the holders of depositary shares were otherwise entitled at the time of redemption upon surrender to the Depositary of the depositary receipts evidencing such depositary shares.

Voting

   Upon receipt of notice of any meeting or action in lieu of any meeting at which the holders of any shares of Preferred Stock underlying the depositary shares are entitled to vote, the Depositary will mail the information contained in such notice to the record holders of the depositary shares relating to such Preferred Stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the Preferred Stock, will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's depositary shares. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such depositary shares in accordance with such instructions, and the Company will agree to take all action that the Depositary may deem necessary in order to enable the Depositary to do so.

Amendment and Termination of the Deposit Agreement

   The form of depositary receipt evidencing the depositary shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.

   The Deposit Agreement may be terminated by the Company or by the Depositary only if

     (i) all outstanding depositary shares have been redeemed, or

     (ii) there has been a final distribution of the underlying shares of the Preferred Stock in connection with the liquidation, dissolution or winding up of the Company and the Preferred Stock has been distributed to the holders of the depositary receipts.

Charges of Depositary

   The Company will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements. It will also pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any exchange or redemption of the Preferred Stock. Holders of depositary shares will pay all other transfer and other taxes and governmental charges, and, in addition, such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

Miscellaneous

   The Company, or at its option, the Depositary, will forward to the holders of depositary shares all of the reports and communications that it is required to furnish to the holders of Preferred Stock.

   Neither the Company nor the Depositary will be liable if either is prevented or delayed by law or any circumstances beyond their respective control in performing their respective obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their respective duties under the Deposit Agreement and neither will be obligated to prosecute or defend any legal proceeding in respect of any depositary share or Preferred Stock unless satisfactory indemnity has been furnished. Both the Company and the Depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Depositary

   The Depositary may resign at any time by delivering notice to the Company of its election to do so, and the Company may at any time remove the Depositary. Any such resignation or removal will take effect upon the appointment of a successor Depositary and its acceptance of such appointment. The successor Depositary must be appointed by the Company within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

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

                          DESCRIPTION OF COMMON STOCK

General

   The Company has 80,000,000 authorized shares of Common Stock, having a par value of $.005 per share. As of March 31, 1999, there were 53,107,066 shares of Common Stock outstanding. All outstanding shares of Common Stock are fully paid and nonassessable.

   Holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of the Company out of assets legally available for their payment. In certain cases, the Company may not pay dividends to holders of Common Stock until any dividend obligations of the Company to the holders of any Preferred Stock then outstanding have been satisfied. The Company is subject to certain restrictions on the payment of dividends under the provisions of its credit arrangements.

   In the event of the Company's voluntary or involuntary liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share equally in the assets of the Company remaining after payment of all liabilities and after holders of all series of outstanding Preferred Stock have received their liquidation preferences in full.

   The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of the Company. There are no sinking fund provisions applicable to the Common Stock.

   Holders of Common Stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of Common Stock have no right to cumulate their votes in the election of directors.

Stockholder Rights Plan

   Each share of Common Stock includes an associated preferred share purchase right (the "Right") under the Company's Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Until the Rights become exercisable, the Rights will be attached to all certificates representing outstanding shares of Common Stock and will be transferred with and only with these certificates. The Rights become exercisable under certain circumstances specified in the Rights Agreement, including the event any person or group becomes the beneficial owner of 15% or more of the shares of Common Stock (an "Acquiring Person"), except in certain exceptions. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $60 per one one-thousandth of a share, subject to adjustment in certain circumstances. Upon the occurrence of certain events specified in the Rights Agreement, each holder of a Right (other than an Acquiring Person) will have the right, upon exercise of the Right, to receive that number of shares of Common Stock (or, in certain circumstances, other securities of the Company) having a value of two times the exercise price of the Right. In the event that, at any time following the first date of the public announcement that a person or group becomes an Acquiring Person,

     (a) the Corporation is acquired in a merger or other business combination in which the holders of all the Common Stock immediately prior to the transaction are not the holders of all of the surviving corporation's voting power, or

     (b) more than 50% of the Company's assets or earning power is sold or transferred,

then each holder of a Right (other than an Acquiring Person) will have the right, upon exercise of the Right, to receive common shares of the acquiring company having a value equal to two times the exercise price of the Right. The Rights are redeemable in whole, but not in part, by action of the Board of Directors of the Company at a price of $.01 per Right prior to the earlier to occur of a person becoming an Acquiring Person or the expiration of the Rights. The Rights expire on April 5, 2009. The Rights are designed to protect the interests of the Company and its stockholders against coercive takeover tactics.

Certain Other Possible Anti-takeover Provisions

   The Company's Restated Certificate of Incorporation (the "Company's Charter") and Delaware law contain certain provisions that might be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of the Company or remove management of the Company.

Classified Board of Directors; Removal of Directors by Stockholders; Advance Notice Provisions for Stockholder Nominations.

   The Company's Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in each class to be as nearly equal as possible. As a result, only one-third of the Company's directors are elected each year. Any director of the Company may be removed from office, but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the Board of Directors must follow certain advance notice procedures outlined in the Company's Charter.

No Stockholder Action by Written Consent.

   The Company's Charter also provides that stockholder action may be taken only at an annual or special meeting of stockholders, and may not be taken by written consent of the stockholders.

Issuance of Preferred Stock.

   The Company's Charter authorizes a class of undesignated Preferred Stock consisting of 5,000,000 shares. Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

"Fair Price Provisions."

   The Company's Charter also contains certain "fair price provisions" designed to provide safeguards for stockholders when an "interested stockholder" (defined as a stockholder owning 10% or more of the Company's voting stock) attempts to effect a "business combination" with the Company. The term "business combination" includes:

  .any merger or consolidation of the Company involving the interested stockholder,

  .certain dispositions of our assets,

  .any issuance of the Company's securities meeting certain threshold amounts, to the interested stockholder,

  .adoption of any plan of liquidation or dissolution of the Company proposed by the interested stockholder, and

  .any reclassification of the Company's securities having the effect of increasing the proportionate share of ownership of the interested stockholder.

In general, a business combination between the Company and the interested stockholder must be approved by the affirmative vote of two-thirds of the outstanding voting stock, excluding voting stock owned by such interested stockholder, unless the transaction is approved by a majority of the members of the Board of Directors who are not affiliated with the interested stockholder or certain minimum price and form of consideration requirements are satisfied.

Delaware Business Combination Statute.

   The Company is incorporated under the laws of the State of Delaware.
Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15% or more of a corporation's voting stock) from engaging in a business combination with the corporation for a period of three years from the date the stockholder became an interested stockholder unless:

  .the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder, or

  .upon attaining that status, the interested stockholder had acquired at least 85% of the corporation's voting stock (not counting shares owned by persons who are directors and also officers), or

  .the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder).

Since the Company has not amended its Charter or Restated By-laws to exclude the application of Section 203, its provisions apply to the Company. Accordingly, Section 203 may inhibit an interested stockholder's ability to acquire additional shares of Common Stock or otherwise engage in a business combination with the Company.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                      DESCRIPTION OF PREFERRED SECURITIES

   The Preferred Securities will be issued pursuant to the terms of the Declaration. The following description of the terms of the Preferred Securities summarizes certain general terms and provisions of the Preferred Securities to which a Prospectus Supplement may relate. The Declaration will be qualified under the Trust Indenture Act. The Chase Manhattan Bank or such other trustee as may be named in a Prospectus Supplement (the "Property Trustee") will act as indenture trustee for the Preferred Securities for purposes of compliance with the provisions of the Trust Indenture Act. A copy of the form of Declaration has been filed as an exhibit to the Registration Statement. The terms of the Preferred Securities will include those stated in the Declaration and those made part of the Declaration by the Trust Indenture Act. The following summary of the Preferred Securities is qualified in its entirety by reference to the Declaration and the Trust Indenture Act. Capitalized terms used in the following summary but not defined have the meanings specified in the Declaration.

General

   The Preferred Securities represent undivided beneficial ownership interests in the assets of the Trust and entitle the holders thereof to a preference in certain circumstances with respect to distributions and amounts payable on redemption or liquidation over the Common Securities of the Trust, as well as such other preferred, deferred or other special rights or such restrictions as shall be set forth in the Declaration or made part of the Declaration by the Trust Indenture Act. Reference is made to the Prospectus Supplement relating to the Preferred Securities for the specific terms, including:

     (a) the specific designation of such Preferred Securities;

     (b) the number of Preferred Securities issued by the Trust;

     (c) the annual distribution rate (or method of calculation of such rate) for the Preferred Securities, the date or dates upon which such distributions shall be payable and the record date or dates for the payment of such distributions;

     (d) whether distributions on the Preferred Securities shall be cumulative, and, in the case of Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on the Preferred Securities shall be cumulative;

     (e) the amount or amounts which shall be paid out of the assets of the Trust to the holders of the Preferred Securities upon voluntary or involuntary liquidation, dissolution, winding-up or termination of the Trust;

     (f) the obligation or right, if any, of the Trust to purchase or redeem the Preferred Securities and the price or prices at which, the period or periods within which and the terms and conditions upon which the Preferred Securities shall or may be purchased or redeemed, in whole or in part, pursuant to such obligation or right;

     (g) the voting rights, if any, of the Preferred Securities in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the holders of Preferred Securities as a condition to specified actions or amendments to the Declaration;

     (h) the terms and conditions upon which the Preferred Securities may be convertible into or exchanged for Common Stock, Preferred Stock, Debt Securities, Junior Subordinated Debt Securities, or indebtedness or other securities of any kind of the Company; and

     (i) any other relevant rights, preferences, privileges, limitations or restrictions of the Preferred Securities consistent with the Declaration or with applicable law.

   All Preferred Securities offered by this Prospectus will be guaranteed by the Company as and to the extent set forth below under "Description of Guarantee."

   In connection with the issuance of the Preferred Securities, the Trust will issue one series of Common Securities. The Declaration authorizes the Regular Trustees to issue on behalf of the Trust one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as will be set forth in the Declaration. The terms of the Common Securities issued by the Trust will be substantially identical to the terms of the Preferred Securities and the Common Securities will rank pari passu and payments will be made on the Common Securities on a pro rata basis with the Preferred Securities except that, if an Event of Default under the Declaration occurs and is continuing, the rights of the holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and maturity will be subordinated to the rights of the holders of the Preferred Securities. Except in certain limited circumstances, the Common Securities will also carry the right to vote and to appoint, remove or replace any of the Trustees of the Trust. All of the Common Securities will be directly or indirectly owned by the Company.

   As long as payments of interest and other payments are made when due on the Junior Subordinated Debt Securities, such payments will be sufficient to cover distributions and other payments due on the Preferred Securities primarily because

     (i) the aggregate principal amount of Junior Subordinated Debt Securities held as trust assets will be equal to the sum of the aggregate stated liquidation amount of the Preferred Securities; and

     (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debt Securities will match the distribution rate and distribution and other payment dates for the Preferred Securities.

Events of Default and Remedies

   An Event of Default under the Junior Subordinated Indenture (as defined under "Description of Junior Subordinated Debt Securities--Events of Default; Waiver and Notice of Events of Default") constitutes an "Event of Default" under the Declaration.

   If an Event of Default with respect to the Declaration occurs and is continuing, then the holders of the Preferred Securities would rely on the enforcement by the Property Trustee of its rights as a holder of the Junior Subordinated Debt Securities deposited in the Trust against the Company. In addition, the holders of a majority in liquidation amount of the Preferred Securities will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Declaration, including the right to direct the Property Trustee to exercise the remedies available to it as a holder of the Junior Subordinated Debt Securities. If the Property Trustee fails to enforce its rights under the Junior Subordinated Debt Securities deposited in the Trust, any holder of the Preferred Securities may, to the extent permitted by applicable law, after a period of 30 days has elapsed from the holder's written request, institute a legal proceeding against the Company to enforce the Property Trustee's rights under such Junior Subordinated Debt Securities without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, if an Event of Default with respect to the Declaration occurs and is continuing and the event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debt Securities on the date the interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of the Preferred Securities may also directly institute a proceeding against the Company for enforcement of payment to such holder of the principal of or interest on the Junior Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of such Preferred Securities held by such holder on or after the respective due date specified in the Junior Subordinated Debt Securities.

Miscellaneous

   The Regular Trustees are authorized to take all action with respect to the Trust, not inconsistent with applicable law or the Declaration, in order that the Trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act of 1940 or characterized as other than a grantor trust for federal income tax purposes so that the Junior Subordinated Debt Securities will be treated as indebtedness of the Company for federal income tax purposes.

   Certain federal income tax considerations applicable to an investment in Preferred Securities will be described in the applicable Prospectus Supplement.

Concerning the Property Trustee

   Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank will be the Property Trustee with respect to the Preferred Securities. The Property Trustee maintains normal banking relationships with the Company and its subsidiaries and may perform certain services for and transact other business with the Company and its subsidiaries from time to time in the ordinary course of business. The Prospectus Supplement relating to the Preferred Securities will provide additional information with respect to any relationship the Company may have with the Property Trustee.

                            DESCRIPTION OF GUARANTEE

   Set forth below is a summary of information concerning the Guarantee that will be executed and delivered by the Company for the benefit of the holders from time to time of Preferred Securities of the Trust. The Guarantee will be separately qualified under the Trust Indenture Act and will be held by The Chase Manhattan Bank or such other trustee as may be named in a Prospectus Supplement, acting in its capacity as indenture trustee with respect to the Guarantee (the "Guarantee Trustee"), for the benefit of holders of the Preferred Securities of the Trust. A copy of the form of Guarantee has been filed as an exhibit to the Registration Statement. The terms of the Guarantee will be those set forth in such Guarantee and those made part of such Guarantee by the Trust Indenture Act. This description summarizes the material terms of the Guarantee and is qualified in its entirety by reference to the form of Guarantee and the Trust Indenture Act.

General

   Pursuant to the Guarantee, the Company will irrevocably and unconditionally agree, to the extent set forth in the Guarantee, to pay in full, to the holders of the Preferred Securities issued by the Trust, the Guarantee Payments (as defined below), to the extent not paid by the Trust, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert. The following distributions and other payments with respect to Preferred Securities issued by the Trust to the extent not made or paid by the Trust (the "Guarantee Payments"), will be subject to the Guarantee (without duplication):

     (i) any accrued and unpaid distributions on such Preferred Securities, but only if and to the extent that in each case the Company has made a payment to the Property Trustee of interest on the Junior Subordinated Debt Securities,

     (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any Preferred Securities called for redemption by the Trust, but only if and to the extent that in each case the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debt Securities deposited in the Trust as trust assets, and

     (iii) upon a voluntary or involuntary liquidation, dissolution, winding-up or termination of the Trust (other than in connection with the distribution of such Junior Subordinated Debt Securities to the holders of such Preferred Securities or the redemption of all such Preferred Securities upon the maturity or redemption of such Junior Subordinated Debt Securities) the lesser of

       (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Preferred Securities to the date of payment, to the extent the Trust has funds available therefor, and

       (b) the amount of assets of the Trust remaining available for distribution to holders of such Preferred Securities upon liquidation of the Trust.

The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the applicable Preferred Securities or by causing the Trust to pay such amounts to such holders. The Company will be subrogated to all rights of the holders of the Preferred Securities against the Trust in respect of any Guarantee Payments unless, at the time of such payment, any amounts are due and unpaid under the Guarantee.

   The Guarantee is a full and unconditional guarantee from the time of issuance of the Preferred Securities, but the Guarantee covers distributions and other payments on the Preferred Securities only if and to the extent that the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debt Securities deposited in the Trust as trust assets. If the Company does not make interest or principal payments on the Junior Subordinated Debt Securities deposited in the Trust as trust assets, the Property Trustee will not make distributions on the Preferred Securities of the Trust and the Trust will not have funds available for such distributions.

   The Company's obligations under the Declaration, the Guarantee, the Junior Subordinated Debt Securities purchased by the Trust and the Junior Subordinated Indenture in the aggregate will provide a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities issued by the Trust.

Certain Covenants of the Company

   In the Guarantee, the Company will covenant that, so long as any Preferred Securities issued by the Trust remain outstanding, the Company will not declare or pay any dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any Common Stock or Preferred Stock or make any guarantee payment with respect thereto, if at such time:

     (a) the Company shall be in default with respect to its Guarantee Payments or other payment obligations under the Guarantee;

     (b) there shall have occurred any Event of Default under the Declaration; or

     (c) in the event that Junior Subordinated Debt Securities are issued to the Trust in connection with the issuance of Preferred Securities by the Trust, the Company shall have given notice of its election to defer payments of interest on such Junior Subordinated Debt Securities by extending the interest payment period as provided in the terms of the Junior Subordinated Debt Securities and such period, or any extension of such period, is continuing.

The foregoing restrictions shall not apply to:

     (a) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock;

     (b) any declaration of a dividend under a stockholder rights plan or in connection with the implementation of a stockholder rights plan, the issuance of capital stock of the Company under a stockholder rights plan or the redemption, repurchase or exchange of any such right distributed pursuant to a stockholder rights plan;

     (c) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any Preferred Stock as may be outstanding from time to time in accordance with the terms of such Preferred Stock;

     (d) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any Preferred Stock as may be outstanding from time to time in accordance with the terms of such Preferred Stock;

     (e) payments under the Guarantee; or

     (f) purchases of Common Stock related to the issuance of Common Stock or rights under any of the Company's benefit plans for its directors, officers or employees, or related to the issuance of Common Stock or rights under a dividend reinvestment and stock purchase plan.

   In addition, so long as any Preferred Securities of the Trust remain outstanding, the Company has agreed to

     (1) remain the sole direct or indirect owner of all the outstanding Common Securities issued by the Trust and not to cause or permit such Common Securities to be transferred except to the extent permitted by the Declaration, provided that any permitted successor of the Company under the Junior Subordinated Indenture may succeed to the Company's ownership of such Common Securities, and

     (2) use reasonable efforts to cause the Trust to continue to be treated as a grantor trust for federal income tax purposes, except in connection with a distribution of Junior Subordinated Debt Securities.

Amendments and Assignment

   Except with respect to any changes that do not adversely affect the rights of holders of the applicable Preferred Securities (in which case no consent will be required), the Guarantee may be amended only with the prior approval of the holders of not less than 66 2/3% in liquidation amount of the outstanding Preferred Securities issued by the Trust. The manner of obtaining any such approval of holders of the Preferred Securities will be set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in the Guarantee shall bind the successors, assignees, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities of the Trust then outstanding. Except in connection with a consolidation, merger, conveyance, or transfer of assets involving the Company that is permitted under the Junior Subordinated Indenture, the Company may not assign its obligations under the Guarantee.

Termination of the Guarantee

   The Guarantee will terminate and be of no further force and effect as to the Preferred Securities issued by the Trust

     (a) upon full payment of the redemption price of all Preferred Securities of the Trust, or

     (b) upon distribution of the Junior Subordinated Debt Securities to the holders of the Preferred Securities of the Trust in exchange for all the Preferred Securities, or

     (c) upon full payment of the amounts payable upon liquidation of the Trust.

Notwithstanding the foregoing, the Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities issued by the Trust must restore payment of any sums paid under such Preferred Securities or such Guarantee.

Status of the Guarantee

   The Company's obligations under the Guarantee to make the Guarantee Payments will constitute an unsecured obligation of the Company and will rank

     (i) subordinate and junior in right of payment to all other indebtedness, liabilities and obligations of the Company and any guarantees, endorsements or other contingent obligations of the Company in respect of such indebtedness, liabilities or obligations, including the Junior Subordinated Debt Securities, except those made pari passu or subordinate by their terms, and

     (ii) senior to all capital stock now or hereafter issued by the Company and to any guarantee now or hereafter entered into by the Company in respect of any of its capital stock.

The Company's obligations under the Guarantee will rank pari passu with any guaranty now or hereafter entered into by the Company in respect of any preferred securities of any business trust of which the Company holds the common securities. Because of the Company's holding company structure, the Company's obligations under the Guarantee are also effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries, except to the extent that the Company is a creditor of the subsidiaries and is recognized as such. The Declaration provides that each holder of Preferred Securities issued by the Trust, by acceptance thereof, agrees to the subordination provisions and other terms of the Guarantee.

   The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be deposited with the Guarantee Trustee, to be held for the benefit of the holders of the Preferred Securities issued by the Trust. The Guarantee Trustee shall enforce the Guarantee on behalf of the holders of the Preferred Securities. The holders of not less than a majority in aggregate liquidation amount of the Preferred Securities issued by the Trust have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the Guarantee, including the giving of directions to the Guarantee Trustee. If the Guarantee Trustee fails to enforce the Guarantee as above provided, any holder of Preferred Securities issued by the Trust may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee, without first instituting a legal proceeding against the Trust, or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a Guarantee Payment, a holder of Preferred Securities may directly institute a proceeding against the Company for enforcement of such holder's right to receive payment under the Guarantee. The Company waives any right or remedy to require that any action be brought first against the Trust or any other person or entity before proceeding directly against the Company.

Miscellaneous

   The Company will be required to provide annually to the Guarantee Trustee a statement as to the performance by the Company of certain of its obligations under the Guarantee and as to any default in such performance. The Company is required to file annually with the Guarantee Trustee an officer's certificate as to the Company's compliance with all conditions to be complied with by it under the Guarantee.

   The Guarantee Trustee, prior to the occurrence of a default, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to a Guarantee, shall exercise the same degree of care as a prudent individual would exercise under the circumstances in the conduct of his or her own affairs. Subject to such provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of Preferred Securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred.

Concerning the Guarantee Trustee

   Unless otherwise specified in the applicable Prospectus Supplement, The Chase Manhattan Bank will be the Guarantee Trustee with respect to the Guarantee. The Guarantee Trustee maintains normal banking relationships with the Company and its subsidiaries and may perform certain services for and transact other business with the Company and its subsidiaries from time to time in the ordinary course of business. The Prospectus Supplement relating to the Guarantee will provide additional information with respect to any relationship the Company may have with the Guarantee Trustee.

                              PLAN OF DISTRIBUTION

   The Company or the Trust may sell the securities offered by this Prospectus (the "Securities"):

  .through underwriters or dealers;

  .through agents;

  .directly to purchasers; or

  .through a combination of any such methods of sale.

Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933. The Prospectus Supplement relating to the Securities will set forth:

  .their offering terms, including the name or names of any underwriters, dealers or agents,

  .the purchase price of the Securities and the proceeds to the Company or the Trust from such sale,

  .any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents,

  .any initial public offering price,

  .any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and

  .any securities exchanges on which the Securities may be listed.

   If underwriters or dealers are used in the sale, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions,

  .at a fixed price or prices which may be changed, or

  .at market prices prevailing at the time of sale, or

  .at prices related to such prevailing market prices, or

  .at negotiated prices.

The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus

Supplement, the obligations of underwriters or dealers to purchase the Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

   Securities may be sold directly by the Company or the Trust or through agents designated by the Company or the Trust from time to time. Any agent involved in the offer or sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company or the Trust to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

   If so indicated in the Prospectus Supplement, the Company or the Trust will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase Securities from the Company or the Trust at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

   Underwriters, dealers and agents may be entitled under agreements entered into with the Company or the Trust to indemnification by the Company or the Trust against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution by the Company or the Trust to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company or the Trust in the ordinary course of business.

   Each class or series of Securities will be a new issue of securities with no established trading market, other than the Common Stock, which is listed on the New York Stock Exchange. The Company may elect to list any other class or series of Securities on any exchange, but it is not obligated to do so. Any underwriters to whom Securities are sold by the Company or the Trust for public offering and sale may make a market in such Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

   Certain persons participating in any offering of Securities may engage in transactions that stabilize, maintain or otherwise affect the price of the Securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell Securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of Securities than they are required to purchase from the Company or the Trust, as the case may be, in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the Securities sold for their account may be reclaimed by the syndicate if such Securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. For a description of these activities, see "Plan of Distribution" or "Underwriting" in the applicable Prospectus Supplement.

                                 LEGAL OPINIONS

   Conner & Winters, A Professional Corporation, Tulsa, Oklahoma, as the Company's counsel, will issue an opinion for the Company regarding the validity of the Debt Securities, the Junior Subordinated Debt Securities, the shares of Preferred Stock, the Depositary Shares, and the shares of Common Stock offered by this Prospectus. Richards, Layton & Finger, P.A., Wilmington, Delaware, as special Delaware counsel for the Company and the Trust, will issue an opinion regarding the validity of the Preferred Securities offered by this Prospectus. Certain legal matters concerning the Securities will be passed upon for the underwriters, dealers, or agents, if any, by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

   The audited financial statements of the Company incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect to such audited financial statements, and are incorporated by reference in reliance upon the authority of such firm as experts in giving such report.

   The estimated reserve evaluations and related calculations of Netherland, Sewell & Associates, Inc. for the United States, Argentina and Ecuador incorporated by reference in this Prospectus have been incorporated by reference in reliance upon the authority of such firm as experts in petroleum engineering.

   The estimated reserve evaluations and related calculations of DeGolyer and MacNaughton for Bolivia incorporated by reference in this Prospectus have been incorporated by reference in reliance upon the authority of such firm as experts in petroleum engineering.

   Any future audited financial statements and the reports with respect to such audited financial statements of the Company's independent public accountants also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent such firm has audited those financial statements and consented to the use of their reports with respect to such audited financial statements.

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                                9,000,000 SHARES

                            VINTAGE PETROLEUM, INC.

                                  COMMON STOCK

                    [LOGO OF VINTAGE PETROLEUM APPEARS HERE]

                                   --------

                             PROSPECTUS SUPPLEMENT

                                  JUNE 4, 1999

                                   --------

                              SALOMON SMITH BARNEY
                            WARBURG DILLON READ LLC
                           MORGAN STANLEY DEAN WITTER
                         BANC OF AMERICA SECURITIES LLC
                           JEFFERIES & COMPANY, INC.

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